UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 09, 2006

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

 TELE NORTE LESTE PARTICIPAÇÕES S.A.

REPORT ON THE SPECIAL REVIEW OF
QUARTERLY INFORMATION - ITR
AT SEPTEMBER 30 AND JUNE 30, 2005 AND
 SEPTEMBER 30, 2004

A BDO International é uma rede mundial de empresas de auditoria, denominada Firmas Membro BDO, com presença em 105 países e 620 escritórios. Cada firma membro é uma entidade juridicamente independente em seu próprio país. A BDO Trevisan é firma membro da rede BDO International desde 2004.

A free translation of the original report in Portuguese on quarterly information prepared in accordance with  accounting practices adopted in Brazil.

REPORT OF INDEPENDENT ACCOUNTANTS ON THE SPECIAL REVIEW

To the Board of Directors and Shareholders
Tele Norte Leste Participações S.A.

1         We have carried out a special review of the quarterly information (ITR) of Tele Norte Leste Participações S.A. (parent company and consolidated), for the quarter ended September 30, 2005, comprising the balance sheet, statement of income and relevant information, in accordance with the accounting principles adopted in Brazil. These financial statements are the responsibility of the Company management. Our responsibility is to issue a report, without expressing our opinion, on these financial statements. The review of the accounting information for the quarter ended September 30, 2005 of indirect subsidiaries TNL PCS S.A. ("Oi"), Pegasus Telecom S.A. and Companhia AIX de Participações, used for consolidation purposes, was performed by other independent auditors. Our report, with respect to the values of these indirect subsidiaries, is based exclusively on the reports of the other independent accountants.

2          We conducted our review in accordance with the standards established by Instituto dos Auditores Independentes do Brasil  (Brazilian Institute of Independent Auditors – IBRACON), in conjunction with Conselho Federal de Contabilidade (Federal Accounting Board – CFC), and included: (a) inquiry of, and discussion with, officers responsible for the accounting, finance and operating areas of the Company, with respect to the main criteria adopted in the preparation of the quarterly information, and (b) review of information and subsequent events which have or may have material effects on the Company’s financial position and operations.

3          Based on our review and reports issued by other independent auditors, as mentioned in paragraph 1 above, we are not aware of any significant change that should be made for the quarterly information referred to in paragraph 1 to conform with the accounting practices adopted in Brazil, consistently applied in accordance with the standards determined by Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission – CVM) specifically applicable to the preparation of quarterly information.

Rio de Janeiro, October 25, 2005.

José Luiz de Souza Gurgel
Partner - Accountant
BDO Trevisan Auditores Independentes
CRC 2SP013439/O-5 “S” RJ

FEDERAL PUBLIC SERVICE
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
ITR – Quarterly Information                                                                                                      Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                              Base Date – 09/30/2005

01.01- IDENTIFICATION

1 – CVM CODE 01765-5	2 – COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S.A.	3 - CNPJ 02.558.134/0001-58
4 – NIRE 3330026253-9

01.02 – HEAD OFFICE
1 – FULL ADDRESS Rua Humberto de Campos, 425 - 8º andar				2 – DISTRICT Leblon
3 – ZIP CODE 22430-190	4 – CITY Rio de Janeiro			5 - STATE RJ
6 – DDD 021	7 - TELEPHONE 3131-1211	8 – TELEPHONE	9 – TELEPHONE	10 – TELEX
11 – DDD 021	12 - FAX 3131-1144	13 - FAX	14 - FAX
15 - E-MAIL marcos.grodetzky@telemar.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company mailing address)
1 – NAME Marcos Grodetzky			2 – FULL ADDRESS Rua Humberto de Campos, 425 - 8º andar
3 – DISTRICT Leblon	4 – ZIP CODE 22430-190		5 – CITY Rio de Janeiro	6 – STATE RJ
7 – DDD 021	8 – TELEPHONE 3131-1211	9 – TELEPHONE	10 – TELEPHONE	11 – DDD	12 - FAX 3131-1144
13 - E-MAIL marcos.grodetzky@telemar.com.br

01.04 – REFERENCE / AUDITOR
CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 – START	2 – END	3 – NUMBER	4 - START	5 – END	6 – NUMBER	7 – START	8 – END
01/01/2005	12/31/2005	3	07/01/2005	09/30/2005	2	04/01/2005	06/30/2005
9- AUDITOR'S NAME/COMPANY NAME BDO Trevisan Auditores Independentes					10- CVM CODE 210-0
11- NAME OF OFFICER RESPONSIBLE José Luiz de Souza Gurgel					12- CPF OF OFFICER RESPONSIBLE 918.587.207-53

01.05 – COMPOSITION OF SHARE CAPITAL
Amount of Shares (thousand)	1 – Current quarter 09/30/2005	2 – Previous quarter 06/30/2005	2 - Same quarter previous year 09/30/2004
Paid-in capital
1 – Common	130,612	130,612	129,306
2 – Preferred	261,223	261,223	258,613
3 – Total	391,835	391,835	387,919
Treasury shares
4 – Common	3,238	3,238	2,685
5 – Preferred	6,476	6,476	3,605
6 – Total	9,714	9,714	6,290

01.06 – COMPANY CHARACTERISTICS
1 – COMPANY TYPE Commercial, Industrial and Other	2 - STATUS Operational	3 – NATURE OF SHARE CONTROL National Holding	4 – CÓDE OF ACTIVITY 113 - Telecommunications
5 – CORE ACTIVITY Provision of telecommunication services	6 – TYPE OF CONSOLIDATION Total	7 – TYPE OF AUDITORS’ REPORT Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ	3 – COMPANY NAME

01.08 – CASH DISTRIBUTIONS APPROVED AND/OR PAID DURING AND FOLLOWING THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DISTRIBUTION	5 – PAYMENT STARTED ON	6 – SHARE TYPE	7 – AMOUNT OF DISTRIBUTION PER SHARE
01	Ann.Sh.Meet.	04/12/2005	Dividends	04/25/2005	ON	2.660238953
02	Ann.Sh.Meet.	04/12/2005	Dividends	04/25/2005	PN	2.660238953
03	Ann.Sh.Meet.	04/12/2005	Interest on own capital	04/25/2005	ON	0.000261933
04	Ann.Sh.Meet.	04/12/2005	Interest on own capital	04/25/2005	PN	0.000261933
05	Extr.Sh.Meet.	04/19/2005	Interest on own capital		ON	0.350000000
06	Extr.Sh.Meet.	04/19/2005	Interest on own capital		PN	0.350000000
07	Extr.Sh.Meet.	04/19/2005	Interest on own capital		ON	0.130000000
08	Extr.Sh.Meet.	04/19/2005	Interest on own capital		PN	0.130000000

01.09 – SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT YEAR

1 - ITEM	2 – DATE OF CHANGE	3 – AMOUNT OF CAPITAL (Reais thousand)	4 – AMOUNT OF CHANGE (Reais thousand)	5 – SOURCE OF CHANGE	7 – AMOUNT OF SHARES ISSUED (thousand)	8 – PRICE SHARE - issuance (Reais)
1	03/31/2005	4,534,493	277,526	Capital reduction	-	-
2	04/12/2005	4,688,731	59,698	Premium reserve	1,306	45.73
3	04/12/2005	4,688,731	94,540	Premium reserve	2,610	36.21

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE	2 – SIGNATURE

1 – CVM CODE 01765-5	2 – COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 - CNPJ 02.558.134/0001-58

02.01 – BALANCE SHEET – ASSETS (REAIS THOUSAND)

1 - CODE	2 – DESCRIPTION	3 – 09/30/2005	4 – 06/30/2005
1	TOTAL ASSETS	13,079,563	12,982,927
1.01	CURRENT ASSETS	2,874,492	2,537,335
1.01.01	CASH AND CASH EQUIVALENTS	2,306,027	2,124,929
1.01.02	ACCOUNTS RECEIVABLE	0	0
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	568,465	412,406
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	233,584	219,471
1.01.04.02	RELATED PARTIES	5,668	5,241
1.01.04.03	ADVANCES TO SUPPLIERS	990	954
1.01.04.04	PREPAID EXPENSES	4,149	5,899
1.01.04.05	DIVIDENDS AND INTEREST ON OWN CAPITAL	323,869	180,667
1.01.04.06	OTHER	205	174
1.02	LONG-TERM ASSETS	1,233,335	1,665,968
1.02.01	CREDITS RECEIVABLE	217,284	217,284
1.02.01.01	DEFERRED AND RECOVERABLE TAXES	217,284	217,284
1.02.02	RELATED PARTIES	928,803	1,359,307
1.02.02.01	SUBSIDIARIES	928,803	1,359,307
1.02.02.01.01	SUBSIDIARY DEBENTURES	928,803	1,359,307
1.02.03	OTHER	87,248	89,377
1.02.03.01	TAX INCENTIVES	4,338	4,338
1.02.03.02	JUDICIAL DEPOSITS	4,254	5,400
1.02.03.03	PREPAID EXPENSES	78,548	79,531
1.02.03.04	OTHER	108	108
1.03	PERMANENT ASSETS	8,971,736	8,779,624
1.03.01	INVESTMENTS	8,943,664	8,750,522
1.03.01.01	SUBSIDIARIES	8,936,032	8,742,890
1.03.01.02	OTHER	7,632	7,632
1.03.02	PROPERTY, PLANT AND EQUIPMENT	28.072	29.102
1.03.03	DEFERRED CHARGES	0	0

1 – CVM CODE 01765-5	2 – COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 - CNPJ 02.558.134/0001-58

02.02 – BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY (REAIS THOUSAND)

1 - CODE	2 - DESCRIPTION	3 – 09/30/2005	4- 06/30/2005
2	TOTAL LIABILITIES	13,079,563	12,982,927
2.01	CURRENT LIABILITIES	2,488,945	2,472,061
2.01.01	LOANS AND FINANCING	852,221	877,758
2.01.02	DEBENTURES	1,286,546	1,226,164
2.01.03	SUPPLIERS	74,660	77,573
2.01.04	TAXES AND CONTRIBUTIONS	23,470	29,194
2.01.04.01	NON FINANCED TAXES	10,301	16,340
2.01.04.02	TAX REFINANCING PROGRAM (REFIS)	13,169	12,854
2.01.05	DIVIDENDS PAYABLE	248,827	258,145
2.01.06	PROVISIONS FOR CONTINGENCIES	0	0
2.01.07	RELATED PARTIES	0	0
2.01.08	OTHER ACCOUNTS PAYABLE	3,221	3,227
2.01.08.01	PAYROLL AND RELATED ACCRUALS	1,452	1,460
2.01.08.02	PROVISIONS FOR UNSECURED LIABILITIES	0	0
2.01.08.03	OTHER LIABILITIES	1,769	1,767
2.02	LONG-TERM LIABILITIES	2,051,681	2,270,347
2.02.01	LOANS AND FINANCING	1,800,740	1,990,283
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS FOR CONTINGENCIES	1,063	710
2.02.04	RELATED PARTIES	92,847	122,790
2.02.05	OTHER ACCOUNTS PAYABLE	157,031	156,564
2.02.05.01	TAX REFINANCING PROGRAM (REFIS)	153,507	153,038
2.02.05.02	OTHER LIABILITIES	3,524	3,526
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS’ EQUITY	8,538,937	8,240,519
2.05.01	PAID-IN CAPITAL	4,315,465	4,315,465
2.05.01.01	CAPITAL	4,688,731	4,688,731
2.05.01.02	TREASURY SHARES	(373,266)	(373,266)
2.05.02	CAPITAL RESERVES	20,135	20,135
2.05.04	EARNINGS RESERVES	3,733,962	3,721,075
2.05.04.01	LEGAL RESERVE	94,947	94,947
2.05.04.02	OTHER EARNINGS RESERVES	3,639,015	3,626,128
2.05.04.02.01	INVESTMENT RESERVE	3,639,015	3,626,128
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	469,375	183,844

03.01 – STATEMENT OF INCOME (REAIS THOUSAND)

1 – CODE	2 – DESCRIPTION	3 - From 07/01/2005 to 09/30/2005	4 - From 01/01/2005 to 09/30/2005	5 - From 07/01/2004 to 09/30/2004	6 - From 01/01/2004 to 09/30/2004
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTIONS	0	0	0	0
3.03	NET REVENUES FROM SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/INCOME	275,745	676,386	148,639	381,030
3.06.01	SELLING	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(9,529)	(24,397)	(20,773)	(37,772)
3.06.03	FINANCIAL	(90,853)	(240,209)	(20,519)	(43,275)
3.06.03.01	FINANCIAL INCOME	127,615	418,871	187,903	583,925
3.06.03.02	FINANCIAL EXPENSE	(218,468)	(659,080)	(208,422)	(627,200)
3.06.04	OTHER OPERATING INCOME	15	31	16	936
3.06.05	OTHER OPERATING EXPENSES	(2,654)	(2,832)	(45,715)	(130,064)
3.06.06	EQUITY ADJUSTMENTS	378,766	943,793	235,630	591,205
3.07	OPERATING INCOME	275,745	676,386	148,639	381,030
3.08	NON-OPERATING INCOME	9,786	2,999	536	18,573
3.08.01	INCOME	3,001	3,001	536	18,573
3.08.02	EXPENSES	6,785	(2)	0	0
3.09	NET INCOME BEFORE TAXES/PROFIT SHARING	285,531	679,385	149,175	399,603
3.10	PROFISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	0	(3)	3,234	0
3.11	DEFERRED INCOME TAX	0	(27,958)	(8,542)	12,074
3.12	INTERESTS/MANDATORY CONTRIBUTIONS	0	0	0	0
3.12.01	INTERESTS	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON OWN CAPITAL	0	0	0	0
3.15	NET INCOME/LOSS FOR THE PERIOD	285,531	651,424	143,867	411,677
	SHARES EX-TREASURY SHARES (THOUSAND)	382,121	382,121	381,629	381,629
	EARNINGS PER SHARE	0.74723	1.70476	0.37698	1.07874
	LOSS PER SHARE	0	0	0	0

A free translation of the original report in Portuguese on quarterly information prepared in accordance with accounting practices adopted in Brazil .

FEDERAL PUBLIC SERVICE

CVM - COMISSÃO DE VALORES MOBILIÁRIOS

ITR – Quarterly Information Corporate Law Legislação Societária

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES Base Date – 09/30/2005

01765-5 – TELE NORTE LESTE PARTICIPAÇÕES S/A                    02.558.134/0001-58

04.01 - NOTES                                           (In thousands of reais, unless otherwise stated)

1          Operations

Tele Norte Leste Participações S.A. (Company or "TNL") was constituted on May 22, 1998, upon the spin-off of Telecomunicações Brasileiras S.A. ("Telebrás"), primarily to hold interests in other companies and promote the operating and financial management of its direct and indirect subsidiaries. It is a holding controlled by Telemar Participações S.A. (“Telemar Participações”), which at the present date holds 18.09% of the total capital and 52.45% of the voting capital.

TNL is registered with the Comissão de Valores Mobiliários - CVM (Brazilian Securities Commission) as a publicly-held company whose shares are listed on the São Paulo Stock Exchange (“BOVESPA”). The Company is also registered with the U.S. Securities and Exchange Comission – SEC, and its "American Depositary Shares - ADS" - Level II are listed on the New York Stock Exchange (“NYSE”).  Approximately 41.58% of the preferred shares are traded on the NYSE through ADS.

(a)        The Company’s business is divided in two major segments:

Wireline telecommunications

Telemar Norte Leste S.A. ("TMAR") is the principal provider of fixed-line telecommunications in its operating area - Region I – which comprises the States of Rio de Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amazonas, Roraima and Amapá (except for sector 3 in the Region, which corresponds to 57 municipalities in the “Triângulo Mineiro” and “Alto Parnaíba”, which are areas in the State of Minas Gerais, where  Companhia de Telecomunicações do Brasil Central - “CTBC” operates). These services are provided under a concession granted by Agência Nacional de Telecomunicações – ANATEL (National agency for telecommunications), the regulatory authority for the Brazilian telecommunications sector, which expires on December 31, 2005. The concession may be renewed for an additional 20-year period, from January 1, 2006 onwards, if the conditions of the present concession are met (mainly universal service and quality targets) at a cost of 2% of the prior year’s net revenues payable every two years. On June 30, 2003, TMAR sent a letter to ANATEL formalizing its interest to renew the concession, as required by law. However, the draft of the new contractual terms disclosed by ANATEL include conditions and new targets which will be regulated by the end of 2005. The Company’s management believes that such regulation must ensure the economic and financial equilibrium of the concession contracts.

Until December 22, 2004, TNL held 80.89% of TMAR’s capital, representing 97.24% and 67.85% of voting shares and preferred shares, respectively. At TNL’s Board meeting held on that date a proposal was approved to capitalize the subsidiary Telemar Telecomunicações Ltda., by transferring all of TMAR’s preferred shares. After the transaction, TNL directly holds 43.23% of TMAR’s total capital, while the proportions of 97.24% of the voting capital and 80.89% of the total capital were maintained, considering that Telemar Telecomunicações is a wholly-owned subsidiary of TNL.

Wireless telecommunications

TNL PCS S.A. ("Oi"), acquired by TMAR on May 30, 2003, operates SMP – Personal Mobile Service, with the right to use the radio frequencies expiring on March 12, 2016.  On June 26, 2002, Oi was authorized by ANATEL to start providing the service, using GSM/GPRS technology, within Region I.  In addition to SMP services, Oi is also authorized to offer:  (i) national long-distance services within Region II, which comprises the states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina, Rio Grande do Sul and the Federal District, and Region III, which corresponds to the State of São Paulo, as well as in Sector 3 of Region I; and (ii)  international long-distance services throughout the Brazilian territory, even for calls placed from a fixed-line telephone. The authorization can be renewed for an additional 15-year period, at a charge of 2% of the previous year’s net revenues from telecommunications, payable every two years, provided that the conditions of the current authorization are met.

(b)       Other subsidiaries

  Pegasus Telecom S.A. ("Pegasus"), acquired by TMAR on December 27, 2002, is primarily engaged in the exploitation, operation, sale, project development, execution and provision of telecommunications services, in particular data transmission services, within Regions I, II and III;

  Companhia AIX de Participações ("AIX"), acquired by TMAR on December 31, 2003, engages in the supply of the infrastructure of ducts for the installation of optic fiber cables along the highways of the State of São Paulo, providing services for TMAR and Pegasus;

  TNL.Acesso S.A., a wholly-owned subsidiary of TNL, encompasses all internet business, including access providers, e-marketplaces and services. At a meeting held on August 25, 2004, TNl’s Board of Directors approved the merger ot TNL.Acesso into HiCorp Comunicações Corporativas S.A. (“HiCorp”), to simplify the corporate structure, considering that HiCorp was inactive;

  TNL.Net Participações S.A. (“TNL.Net”), directly controlled by TNL, until November indirectly held shares representing 17.5% of the total capital of Internet Group do Brasil Ltda., owner of the iG internet portal;

  ABS 52 Participações Ltda. ("ABS 52"), formed in July 2000 and a wholly-owned TMAR subsidiary since March 2001, provided installation, maintenance, construction and network operation services up to December 2002. The company then became inactive until July 1, 2004, when its name was changed to Telemar Internet Ltda. (trade name “Oi Internet”). Oi Internet started operations in January 2005 as an internet access provider;

  Telemar Telecomunicações Ltda. (“Telemar Telecomunicações”) is a wholly-owned TNL subsidiary and as from December 22, 2004 holds 37.66% of TMAR’s total capital, corresponding to all of the preferred shares;

  TNL Trading S.A. (“TNL Trading”), a wholly-owned TNL subsidiary, engages in the import and export of consumer goods to comply with covenants of loans signed in the past;

  TNL PCS Participações S.A. (“TNL PCS Participações”), a wholly-owned TNL subsidiary, was formed to provide telecommunications services of any kind. This company has never entered the operating stage;

  Coari Participações S.A. ("Coari"), adquired by TMAR in December 2003, has as its main objective the participation in other companies, commercial or civil, as partner, shareholder or quotaholder, in the country or abroad. The company has not started activities yet;

  Calais Participações S.A. ("Calais"), acquired by TMAR in December 2004, has as its main objective the participation in other companies, commercial or civil, as partner, shareholder or quotaholder, in the country or abroad. The company has not started activities yet; and

  TNL Contax S.A. ("TNL Contax") provides general, inbound and outbound contact center services.

On November 26, 2004 TNL published a Relevant Event notice indicating that its Board of Directors had approved the spin-off of the contact center activities operated by TNL Contax. The transaction was approved at TNL’s Special Shareholders’ Meeting held on December 29, 2004 and can be summarized as follows:

  Change of the name of the company from subsidiary Caroaci Participações S.A. to Contax Participações S.A. (“Contax Participações”);  and

  The capital of Contax Participações was increased by R$ 223,708, subscribed and paid by TNL. Capital reserves were increased by R$ 50,000, as follows: (i) transfer of 100% of TNL Contax’s shares held by TNL as of October 31, 2004, valued at R$ 126,030; (ii) transfer of a credit held by TNL with TNL Contax in the amount of  R$ 57,678, arising from an intercompany loan, also as of October 31, 2004; and (iii) cash payment of R$ 90,000.

In addition, TNL’s capital was reduced by R$ 277,526, corresponding to the amount of the investment in Contax Participações on November 30, 2004, without changing the number of shares, and the consequent delivery of Contax Participações shares to all TNL shareholders, according to their percentage holding in TNL’s share capital. The capital decrease took place on March 1, 2005, that is, after the end of the legal 60-day term provided to TNL’s creditors to oppose to the transaction. No creditors opposed to the transaction.

On February 17, 2005, TNL published a note to shareholders regarding the capital decrease, communicating that information is being prepared in order to list Contax Participações on the BOVESPA, as well as establish an “American Depositary Receipts – ADRs” program for Contax Participações preferred shares on the NYSE.

On August 17, 2005, TNL and Contax Participações published a note to shareholders communicating that the ownership of shares issued by Contax Participações had been transferred to holders of TNL shares as of August 26, 2005. Accordingly, TNL’s shares started to be traded “ex-capital reimbursement in Contax Participações shares” on August 29, 2003. The BOVESPA authorized Contax Participações to start trading on May 20, 2005.

TNL’s ADRs started to be traded on the NYSE “ex-capital reimbusement in Contax Participações shares” as of August 30, 2005; Contax Participações’ ADRs were delivered to holders of TNL’s ADRs on September 6, 2005. From August 31, 2005 onwards, Contax Participações’ shareholders were entitled to trade ADRs credited on their behalf as a result of the reduction in TNL’s capital.

2          Gross Operating Revenues

	Consolidated
	09/30/05%		09/30/04%
Fixed-line telephone services
Local services:
Monthly subscription fee	4,957,157	28.3	4,356,399	27.0
Pulses (metered service)	2,008,480	11.5	1,963,917	12.2
Fixed-line to mobile calls VC1	1,975,139	11.3	2,061,957	12.8
Collect calls	63,601	0.4	76,691	0.5
Installation fees	32,319	0.2	46,490	0.3
Other revenues	15,978	0.1	11,791	0.1
Long-distance services:
Intra-sectoral	1,435,446	8.2	1,203,774	7.5
Inter-sectoral	454,417	2.6	449,658	2.8
Inter-regional	491,938	2.8	441,034	2.7
International	59,922	0.3	79,562	0.5
Fixed-line to mobile calls VC2 and VC3	413,970	2.4	515,785	3.2
Prepaid calling cards for public pay phones	828,136	4.7	740,156	4.6
Advanced voice	187,427	1.1	165,737	1.0
Additional services	406,406	2.3	361,594	2.1
	13,330,336	76.2	12,474,545	77.3
Mobile telephone services
Monthly subscription fees	327,545	1.9	242,263	1.5
Originating calls	661,474	3.8	396,631	2.5
Sale of handsets and accessories	474,355	2.7	503,816	3.1
National roaming	33,084	0.2	20,524	0.1
International roaming	55,826	0.3	56,481	0.4
Additional services	124,892	0.7	74,352	0.5
	1,677,176	9.6	1,294,067	8.1
Remuneration for the use of the fixed-line network
Use of fixed-line to fixed-line networks	608,887	3.5	681,847	4.3
Use of mobile to fixed-line networks	185,941	1.1	199,933	1.2

	794,828	4.6	881,780	5.5

Remuneration for the use of the mobile network
Use of fixed-line to mobile networks	140,570	0.8	78,419	0.5
Use of mobile to mobile networks	56,756	0.3	81,756	0.5
	197,326	1.1	160,175	1.0
Data transmission services
ADSL ("Velox")	474,166	2.7	260,187	1.6
Transmission (“EILD”)	284,095	1.6	241,930	1.5
Dedicated Line Service - SLD	215,635	1.2	243,759	1.5
IP services	181,942	1.0	163,930	1.0
Switching packs and frame relay	184,732	1.1	147,954	0.9
Other services	141,548	0.8	84,697	0.6
	1,482,118	8.4	1,142,457	7.1
Contact center			177,674	1.1
Other services	2,363		2,981
Gross operating revenues	17,484,147	100.0	16,133,679	100.0

All telecommunication services are subject to regulation and inspection by ANATEL, pursuant to Law 9,472, of July 16, 1997.

Rate and tariff adjustments (unaudited)

Telecommunication service rates are subject to a comprehensive regulation. The concessions establish a price-cap mechanism for annual rate adjustments (net of taxes), which places an upper limit based on a weighted average of the rates for a basket of local and long-distance services. Interconnection tariffs are also adjusted annually.

On June 27, 2003, ANATEL authorized the readjustment of the tariffs for local and long-distance services, based on the variation of the Índice Geral de Preços - Disponibilidade Interna – “IGP-DI” (general price index – internal availability), according to the concession contract. The approved adjustment would be, on average, 28.75% (local services), 24.85% (national long-distance), and 10.54% (international long-distance). These adjustments gave rise to a significant number of lawsuits.

The judge of the 2° Vara da Justiça Federal do Ceará (second federal court of justice of the State of Ceará) decided, via an injunction, on July 3, 2003, that until the judgment of the cause, the readjustment to be applied would be based on the Índice de Preços ao Consumidor - Ampliado– “IPCA” (extended consumer price index) accumulated for the last 12 months up to May 2003 (17.24%).  During this period, the difference between  IGP-DI and IPCA was approximately 12.81%.

Appeals were filed against the decision and on July 1, 2004 the Superior Justice Court (STJ) decided on one of the appeals and reaffirmed the validity and effect of the concession contract clauses signed, which determine that the adjustment index is the IGP-DI, recognizing that noncompliance with such clauses would adversely impact the public and economic order.

On July 12, 2004, wireline telecommunications companies reached an agreement with the Ministry of Communications in order to apply the 2003 adjustment difference in two installments. Under this agreement, the service basket will be adjusted by 4.37% in September and 4.19% in November. The average adjustments per type of service are as follows:

	Adjustment percentage (%)

	September	November
	2004	2004
Installation fee	3.57	3.44
Monthly fees:
Residential	3.57	3.44
Non residential	9.56	8.73
Trunk	3.57	3.44
Metered services	3.57	3.44
Prepaid calling cards for public pay phones	3.18	3.08
LD basket	5.46	5.18
TU-RL	5.47	5.18
TU-RIU	5.46	5.18

On June 30, 2004, ANATEL ratified the following tariff adjustments:

Installation fees: -19.00%
Monthly fees: 7.43%
Metered services: 7.43%
Prepaid calling cards for public pay phones: 7.43%
LD basket: 3.20%
TU-RL: -10.47%
TU-RIU: 3.20%

The adjustments were effective July 2, 2004. Civil actions have been filed against the new adjustments. STJ has determined that new actions be distributed to the 2ª Vara Federal do Distrito Federal, to which actions on 2003 adjustments were also distributed to.

	Average tariffs
	in reais (incl. taxes)

	Current	Previous
Local services
Installation fees	31.51	36.31
Monthly fee – residential	37.17	32.30
Monthly fee – non residential	61.34	47.93
Trunk	52.33	45.47
Metered local service (average)	0.14210	0.12347
Prepaid calling cards for public pay phones	0.10850	0.09496

Long distance (Km) (*)
0 – 50	0.37586	0.32833
50 – 100	0.49461	0.43206
100 – 300	0.50825	0.44397
300+	0.56369	0.49240

(*)   Weighted average tariffs for traffic of minutes of long-distance calls.

On June 30, 2005, pursuant to Actions 51,300/301, ANATEL ratified the following tariff adjustments:

Installation fees: 7.27%
Monthly fees: 7.27%
Metered services: 7.27%
Prepaid calling cards for public pay phones: 7.37%
LD basket: 2.33%
TU-RL: -13.32%
TU-RIU: 2.94%

These adjustments became effective July 1, 2005. To this date, no decision was issued to stay or cancel the new adjustments.

	Average tariffs
	in reais (incl. taxes)
	Current	Previous
Local services
Installation fees	33.80	31.51
Monthly fee – residential	39.87	37.17
Monthly fee – non residential	65.80	61.34
Trunk	56.13	52.33
Metered local service (average)	0.15240	0.14210
Prepaid calling cards for public pay phones	0.11650	0.10850

Long distance (Km) (*)
0 – 50	0.37575	0.37586
50 – 100	0.49313	0.49461
100 – 300	0.53463	0.50825
300+	0.58872	0.56369

(*)   Weighted average tariffs for traffic of minutes of long-distance calls.

The average estimated tariff amounts for fixed-line to mobile services (VC1, VC2 and VC3), including taxes, are as follows:

  VC1 = R$ 0.7163
  VC2 = R$ 1.3408
  VC3 = R$ 1.5256

The VC1 amount above corresponds to the adjustment authorized by ANATEL on July 15, 2005. To this date, VC2 and VC3 tariffs have not been adjusted.

The main tariffs for the services of Oi’s most popular plan (Oi 40) are:

Amounts in reais
(incl.taxes)

Subscription (with a 40-minute franchise)	R$ 36.20 fixed per month
Mobile to fixed-line and mobile to mobile (postpaid)	R$ 0.76 per minute
Mobile to fixed-line and mobile to mobile (prepaid)	R$ 1.05 per minute
Call addition - calls to different city codes	R$ 1.36 per call

On August 1, 2005, the alternate federal judge in charge of the 2ª Vara de Brasília (2nd court of Brasília) approved an injunction determining that ANATEL has to take measures to cease collection of the monthly basic fees for Switched Wireline Services, and instruct all telephone concessionaries in Brazil todo so. Non compliance with this order would entail a R$ 100 fine.

On August 4, 2005, another alternate judge of the 2ª Vara de Brasília analyzed and approved the reconsideration request submitted by ANATEL, in order to revoke the injunction forbidding the collection of the wireline services basic monthly fee. The original concession agreement terms were thus reinstated.

3          Cost of Services Rendered and Operating Expenses – by Nature

	Consolidated – 09/30/05
	Cost of
	services		General &
	rendered		adminis-
	and goods	Selling	trative
	sold	expenses	expenses	Total

Depreciation (i)	2,199,606	43,227	169,939	2,412,772
Interconnection (ii)	1,805,511			1,805,511
Network maintenance	756,721			756,721
Provision for doubtful accounts		401,801		401,801
Personnel	153,597	129,584	157,987	441,168
Cost of handsets and accessories (iii)	525,925			525,925
Rental and insurance (iv)	402,033	4,205	64,647	470,885
Sales commissions (v)		416,942		416,942
Other third-party services	47,180	115,395	133,903	296,478
Call center operation (Note 1)		278,788		278,788
Postage and billing costs		269,640		269,640
Advertising (vi)		203,178		203,178
Consultancy and legal counseling	5,724	9,683	116,081	131,488
Electricity	184,600	6,153	14,358	205,111
Materials (vii)	139,101	24,581	6,580	170,262
Cost of materials for resale	90,162			90,162
Data processing	8,792	1,739	108,812	119,343
Third-party print and clearing services		45,400		45,400
Other costs and expenses	161,906	13,111	8,652	183,669

	6,480,858	1,963,427	780,959	9,225,244

	Consolidated – 09/30/04
	Cost of
	services		General &
	rendered		adminis-
	and goods	Selling	trative
	sold	expenses	expenses	Total

Depreciation (i)	2,240,646	46,377	161,494	2,448,517
Interconnection (ii)	1,873,258			1,873,258
Network maintenance	646,807			646,807
Provision for doubtful accounts		457,911		457,911
Personnel	489,866	145,716	160,027	795,609
Cost of handsets and accessories (iii)	622,170			622,170
Rental and insurance (iv)	328,960	3,727	65,777	398,464
Sales commissions (v)		241,830		241,830
Other third-party services	59,931	66,690	127,890	254,511
Postage and billing costs		199,443		199,443
Advertising (vi)		190,846		190,846
Consultancy and legal counseling	9,143	13,483	86,493	109,119
Electricity	123,579	4,120	9,612	137,311
Materials (vii)	110,891	19,398	6,897	137,186
Cost of materials for resale	66,480			66,480
Data processing	8,692	2,464	86,767	97,923
Third-party print and clearing services		34,284		34,284
Other costs and expenses	118,707	17,928	8,217	144,852

	6,699,130	1,444,217	713,174	8,856,521

As mentioned in Note 1, Contax Participações’ share control was transferred from TNL to Telemar Participações in December 2004. Accordingly, Contax Participações’ results are no longer consolidated from January 1, 2005 onwards.

(i)      Depreciation costs of switching and transmission equipment reduced due to the gradual increase in the volume of totally depreciated TMAR equipment.

(ii)      Interconnection costs refer essentially to rates charged by other mobile telephone operators for the use of their networks, substantially reducing the margin of the fixed-line to mobile services (VC1, VC2 and VC3).

(iii)     This refers to the cost of selling mobile handsets, simcards and other Oi accessories.

(iv)     Rental and insurance costs mostly include amounts currently paid for rental of circuits, mobile platforms, posts of electricity companies, satellites, right of way and for dedicated lines from other telephone providers, as well as areas for the installation of Oi towers.

         In august 2005, TMAR and Oi signed an agreement for the reimbursement of costs incurred in the assignment of infrastructure to enhance long-distance public-switched telephone network (“PSTN”)  traffic outside Region I. Such reimbursement, amounting to R$ 84,979, refers to discounts granted by Oi in interregional and international calls placed by TMAR’s corporate customers in Regions II and III.

(v)     This includes expenses incurred by HiCorp with internet access providers, in addition to sales commissions paid by TMAR and Oi to their agents. The increase in the period is due to the fact that the balances of transactions with TNL Contax are no longer eliminated, as mentioned above.

(vi)     Advertising expenses rose as a result of commercial campaigns implemented by TMAR, in particular with respect to Velox and the launch of Oi Internet. Furthermore, Oi has also increased such expenses to consolidate its brand, by sponsoring of, and merchandising at, a number of sports and fashion events, as well as nationwide TV shows.

(vii)    Materials costs refer substantially to materials used in the network maintenance without increasing the useful life of assets, in addition to fuel and lubricant expenses.

4          Other Operating Income (Expenses), Net

	Parent Company		Consolidated
	09/30/05	09/30/04	09/30/05	09/30/04

Amortization of goodwill CVM 349 (i)		(369,718)		(369,718)
Realization of provision for reduction of goodwill (i)		244,014		244,014
Amortization of negative goodwill – acquisition of AIX			4,838	8,093
Amortization of goodwill – acquisition of Pegasus (Note 14)			(56,296)	(56,296)
Amortization of goodwill – Game Corp			(34)
Amortization of deferred charges (Note 16)			(50,517)	(50,230)
Taxes (ii)	(62)	(16)	(244,562)	(232,413)
Fines	(1,890)	(80)	(25,066)	(14,051)
Fines for late payment (Note 9)			126,446	121,454
Provisions for contingencies (iii)	(695)		(406,825)	(294,719)
Rental of infrastructure (iv)			114,864	77,062
Recovered expenses (v)	24	888	66,231	87,690
Bonuses and rebates obtained (vi)			24,260	29,909
Employees’ profit sharing (Note 24 (b))		(951)	(73,335)	(128,590)
Other, net	(178)	(3,265)	(50,784)	753

	(2,801)	(129,128)	(570,780)	(577,042)

(i)      This refers to the amortization of the goodwill on the downstream merger, the tax benefit of which is passed on to Telemar Participações via issue of shares in the following year. It also includes the realization of the provision for premium reduction to the amount of the tax benefits to be earned.   Tax benefits arising from this transaction were fully realized up to November 2004.

(ii)      During the period ended September 30, 2005, subsidiaries TMAR, Oi and Pegasus recorded R$ 155,809 (09/30/04 - R$ 137,260) with respect to expenses with FUST - Fundo de Universalização de Serviços de Telecomunicações (Fund for Universal Telecommunications Services) and FUNTTEL - Fundo para o Desenvolvimento Tecnológico das Telecomunicações Brasileiras (Fund for the Development of Brazilian Telecommunications Technologies). Starting March 2004, pursuant to ANATEL instructions, the calculation basis to determine FUST amounts was changed not to exclude revenues from EILD and interconnection. However, the new calculation basis takes into account the FUST credit on costs relating to EILD and interconnection services.

As of March 2004, subsidiaries TMAR and Pegasus have provided for the difference between amounts payable to FUNTTEL, determined according to the criteria set forth in Law 10,052 of November 28, 2000, and the new calculation methodology applicable to FUST. Management believes that the FUNTTEL fee should be determined and paid on the same criteria as FUST, considering the nature and similarity of both contributions. However, this view is yet to be ratified by ANATEL.

Furthermore, the amounts of taxes (ISS, ICMS, PIS and COFINS) on intercompany revenues were reclassified to this account and eliminated upon consolidation, totaling R$ 40,965 at September 30, 2005 (09/30/04 - R$ 57,940).

(iii)    The main variations occurred in expenses with contingencies refer to the reassessment of amounts involved in all pending labor and civil claims, in particular those related to severance payments, as well as to the significant increase in the number of labor claims (see Note 20 for details).

Provisions in connection with the challenging of ICMS – Agreement 69/98, rental of IP gates, INCRA, FUNTTEL, and income tax on foreign operations are recorded in the related income statement accounts, as shown below:

	Parent Company		Consolidated
	09/30/05	09/30/04	09/30/05	09/30/04
Deductions from gross revenues:
ICMS Agreement 69/98 – additional services				5,628
Rental of IP gates			946	(9,296)

Personnel expenses:
INCRA			(507)	(540)

Other operating expenses:
FUNTTEL			(5,925)	(3,162)
ICMS credit on electricity			(25,815)

Interest expense:
Monetary restatement of provisions for
tax contingencies		(10)	3,005	(80,407)
Income tax on foreign operations			(40,079)

		(10)	(68,375)	(87,777)

Additionally, ANATEL issued assessment notices to the Company for non compliance with certain concession contract rules. During the period ended September 30, 2005, such assessments amounted to R$ 17,156 (09/30/04 - R$ 13,286).

(iv)   This refers to rental charged to wireless telecommunications suppliers for the use of TMAR and OI buildings and infrastructure and the installation of radio base stations (ERB's).   The growth in the other operating revenues line is related to the expansion in the wireless network in Region I.

(v)   Recovered expenses refer chiefly to the recovery of ICMS, PIS and COFINS credits, paid in excess in previous years.

(vi)   This refers to bonuses and rebates obtained from Oi handset suppliers for compliance with agreed-upon volumes of handsets purchased.

 5          Financial income (expenses)

	Parent Company		Consolidated
	09/30/05	09/30/04	09/30/05	09/30/04
Financial income
Interest on marketable securities (i)	207,118	273,961	414,701	340,066
Interest on late payments (Note 9)			123,556	100,181
Interest on own capital (ii)	498,434	502,520
Reversal of interest on own capital (ii)	(498,434)	(502,520)
Interest and monetary variations on
loans to subsidiaries (Note 25)	19,205	112,863
Interest on subsidiary debentures (Note 25)	165,217	168,774
Interest and monetary variations on other assets,
substantially recoverable taxes	4,868	2,545	23,405	19,744
Financial discounts obtained (iii)			131,248	10,053
Other	22,463	25,782	8,109	20,052

	418,871	583,925	701,019	490,096

Financial expense
Interest on loans payable to third parties	(88,922)	(143,959)	(416,932)	(457,226)
Interest on own capital (ii)	(182,048)	(99,625)	(312,199)	(217,011)
Reversal of interest on own capital (ii)	182,048	99,625	312,199	217,011
Monetary and exchange variation on
loans payable to third parties (iv)	491,744	46,959	1,047,829	35,325
Swap and option transactions (iv)	(761,997)	(247,508)	(1,606,374)	(530,314)
Income tax on financial transactions and bank charges,
including CPMF (v)	(35,205)	(30,908)	(253,748)	(163,759)
Monetary restatement of interest on own capital and
dividends proposed	(17,556)	(10,434)	(24,686)	(15,749)
Interest on debentures (Note 21)	(172,511)	(136,310)	(172,511)	(136,310)
Monetary restatement of provisions
for contingencies (Note 20)	(67)	(10)	(192,409)	(190,651)
IOF and PIS/COFINS on interest income	(46,171)	(92,351)	(78,188)	(137,467)
Interest on tax refinancing program and contributions -
REFIS (Note 19)	(12,089)	(11,906)	(69,945)	(59,304)
Interest and monetary variations on other liabilities	(957)	(58)	(42,776)	(28,139)
Other	(15,349)	(715)	(78,475)	(92,567)

	(659,080)	(627,200)	(1,888,215)	(1,776,161)

	(240,209)	(43,275)	(1,187,196)	(1,286,065)

(i)      Interest income basically represents interest on financial investments, primarily investments in Bank Deposit Certificates (CDB), repurchase operations and investment funds in local currency (Note 8).

(ii)      Considering the tax benefit introduced by changes in the income tax Law 9,249/95, TMAR declared R$ 695,004 during the period ended September 30, 2005 as interest on own capital (09/30/04 - R$ 619,907), while TNL declared TNL R$ 288,434 (09/30/04 – R$ 502,520). During the period, TNL also recorded R$ 210,000 declared by Telemar Telecomunicações as interest on own capital.

           Pursuant to the law, such interest was accounted for as “Interest expense” and “Interest income” and reversed to “Retained earnings at TMAR and Telemar Telecomunicações e "Investments" at TNL, as these are essentially distribution of profits. In order not to distort financial indices, the reversals are shown in the same interest income and expenses groups.

(iii)     This refers primarily to discounts obtained as a result of advances to suppliers, as well as the acquisition of tax credits at a discount.

(iv)      During the period ended September 30, 2005, the real appreciated 16.3% against the U.S.dollar  (09/30/04 – appreciation of 1.1%). Swap transactions are recognized in income using the accrual method, thus reducing or increasing interest expense arising from exchange variations.

(v)       Subsidiary TNL Trading recorded a provision for the tax assessment arising from non payment of withholding tax on remittances abroad during the years 2000, 2001 and 2002 in the amount of  R$ 35,676. Additionally, the Company spontaneously paid R$ 14,610 relating to the years 2003, 2004 and 2005. In April 2005, R$ 40,079 was paid with respect to this provision.

6          Non-Operating Income (Expenses), Net

	Parent Company		Consolidated
	09/30/05	09/30/04	09/30/05	09/30/04

Provision for losses on discontinued assets (i)			(4,096)
Disposal of permanent assets (ii)	(2)	15,778	(11,441)	(615)
Equity adjustments (iii)	3,001	2,795	1,665	2,795
Provision for losses on tax incentives (iv)				(6,180)
Other non-operating income (expenses), net			242	602

	2,999	18,573	(13,630)	(3,398)

(i)      This refers to the provision for losses on the operation of AIX ducts (Note 10).

(ii)      This refers mainly to the write-off of network equipment, net of any proceeds from the sale of such assets.

(iii)      TNL recognizes as non-operating results the gains and losses in the earnings of subsidiary companies arising from changes in percentage holdings.

(iv)      This refers to the write-off of tax incentive investments – (Fundo para Recuperação Econômica do Estado do Espírito Santo – Fund for the Economic Recovery of the State of Espírito Santo – “FUNRES”), as the related credits are not expected to be realized.

7          Income Tax and Social Contribution

The reconciliation of income tax and social contribution calculated based on statutory rates and the taxes recorded in the income statement is as follows:

	Parent Company		Consolidated
	09/30/05	09/30/04	09/30/05	09/30/04
Income before income tax and social contribution
and minority interests	679,385	399,603	1,357,443	853,479

Income tax and social contribution at
combined rate (34%)	(230,991)	(135,865)	(461,531)	(290,183)

Adjustments to determine the actual rate:

Permanent effect on non taxable equity accounting adjustments
(Note 14)	336,023	206,833	(2,024)	2,050

Tax effect on permanent differences (i)	(18,579)	(4,875)	(34,594)	(49,750)

Tax effect on the reversal of the provision for goodwill reduction
(Note 4)		82,965		82,965

Tax effect of interest on own capital (Note 5)	(107,571)	(136,984)	106,148	73,784

Income tax and social contribution not recorded
(Note 11)			(41,789)	(126,548)

Other	(6,843)		9,073	35,738

Income tax and social contribution	(27,961)	12,074	(424,717)	(271,944)

Actual income tax and social contribution rate	4.12%	-3.02%	31.29%	31.86%

(i)  This refers to non deductible fines, donations, gifts and sponsorhips, as well as the results of derivative transactions accounted for on a cash basis at TNL and Oi, for purposes of the determination of income tax and social contribution. Additionally, equity in the earnings of subsidiaries with unsecured liabilities is also treated as a permanent addition to taxable income and the social contribution calculation basis.

Income tax and social contribution benefits (expenses) for the period comprise the following:

	Parent Company		Consolidated
	09/30/05	09/30/04	09/30/05	09/30/04
Previous years (a)
Income tax			29,576	17,787
Social contribution	(3)		12,744	4,476

	(3)		42,320	22,263
Current
Income tax			(333,508)	(103,330)
Social contribution			(116,043)	(41,624)

			(449,551)	(144,954)
Deferred
Income tax on temporary differences	(19,037)	(22,430)	33,317	44,405
Social contribution on temporary differences	(6,853)	(8,075)	3,402	12,641
Income tax on tax losses (b)	(1,093)	31,307	(40,132)	(160,969)
Social contribution on tax losses (b)	(975)	11,272	(14,073)	(43,365)

	(27,958)	12,074	(17,486)	(147,288)

	(27,961)	12,074	(424,717)	(269,979)

(a)  In 2005, this refers to adjustments to IRPJ and CSSL paid in excess in 2004, in the amount of R$ 33,317 and R$ 12,744, respectively. IRPJ relating to the profit from operations of former Telepará – Telecomunicações do Pará S.A. and Telaima – Telecomunicações de Roraima S.A. for calendar years 1999 and 2000 was also reduced by R$ 3,741.

In 2004, this relates basically to reversals of a portion of income tax and social contribution debts included in REFIS, in the amount of R$ 19,602, in addition to a fine of R$ 1,965, which in the reconciliation of determination of these taxes at statutory rates is considered in item “Tax effects on permanent differences”.

(b)  According to current legislation, tax loss carryforwards may be offset against future taxable income up to an annual limit of 30% of this income. However, TMAR holds an injunction authorizing the offsetting of its accumulated tax loss carryforwards determined in 1998 and prior years of up to 100% of annual income, and maintains a provision for contingencies relating to charges and interest in arrears in the amount of R$ 75,991 (06/30/05 - R$ 70,209) - Note 20. These tax loss carryforwards were fully realized until January 2005.

8          Cash and Cash Equivalents

	Parent Company		Consolidated
	09/30/05	06/30/05	09/30/05	06/30/05
Cash and cash equivalents	18,157	74	58,296	13,397
Financial investments:
Investment funds (i)	1,208,762	1,173,085	2,067,293	2,109,690
CDB (ii)	764,631	625,809	1,188,514	1,091,589
Government securities (iii)	314,477	325,961	523,688	527,932
Interest-bearing deposits			769	196,390

	2,306,027	2,124,929	3,838,560	3,938,998

(i)  Investment funds have immediate liquidity. Of these funds, on a consolidated basis, R$ 976,409 (06/30/05 - R$ 1,023,138) are held in foreign investment funds, whose portfolio is mainly comprised of U.S. government securities and private securities issued by financial institutions. Other investments include Brazilian investment funds totaling, on a consolidated basis, R$ 1,090,884 (06/30/05 - R$ 1,086,552).

(ii)  These financial investments are indexed to the Certificado de Depósitos Interbancários – CDI rate, with immediate liquidity.

(iii)   These financial investments are indexed to the Certificado de Depósitos Interbancários – CDI rate, with immediate liquidity.

Management of investment portfolios is the responsibility of the funds, and the consolidation of the financial statements of such funds is not required, pursuant to CVM Instruction no. 408/04.

9          Accounts Receivable - Consolidated

	09/30/05	06/30/05

Handsets and accessories sold	151,277	121,087
Services billed	2,873,507	2,731,869
Services metered but not yet billed	862,775	997,024
Provision for doubtful accounts	(320,583)	(358,797)

	3,566,976	3,491,183

The aging-list of accounts receivable is as follows:

	09/30/05%		06/30/05%

Not yet billed	862,775	22.2	997,024	25.9
Not yet due	1,232,101	31.7	1,128,306	29.3
Receivable from other providers	552,766	14.2	505,455	13.1
Overdue up to 30 days	671,612	17.3	608,751	15.8
Overdue from 31 to 60 days	222,062	5.7	217,737	5.7
Overdue from 61 to 90 days	87,267	2.2	115,650	3.0
Overdue more than 90 days	258,976	6.7	277,057	7.2

	3,887,559	100.0	3,849,980	100.00

Overdue accounts are subject to a 2% fine (included in "Other operating income") on the total debt and late-payment interest of 1% per month (included in "Interest income") on a pro rata basis, which are recorded when the subsequent bill is issued after payment of the overdue bill.

10        Credits Receivable – Long Term

	Consolidated
	09/30/05	06/30/05
Credits receivable - Barramar S.A. (i)	72,406	73,772
Credits receivable - Hispamar Ltda. (ii)	34,185	34,185

	106,591	107,957

(i)      The amount receivable from Barramar S.A. refers to 50% of the amounts recorded under long-term assets at AIX. As Barramar S.A. had its bankrupcy declared by the 5ª Câmara de Direito Privado do Tribunal de Justiça do Estado de São Paulo (5th Private Law Panel of State of São Paulo Tribunal of Justice) at a session held on March 24, 2004, AIX is taking the legal steps required to qualify as a creditor and determine the operating assets of the bankrupt company due to its participation in the Refibra Consortium. As discussed in Note 6, AIX recorded a provision to adjust the value of the operation of Barramar S.A. ducts in accordance with the expectation of realization, depending on the future profitability of the Refribra Consortium.

(ii)      In November 2001, TMAR signed an association contract with Hispamar Satélites S/A., to reduce the costs to reach the Northern part of the country, in special the transponders rented from Embratel. On December 31, 2002, TMAR signed an agreement with Hispamar Satélites S.A., a subsidiary of Hispamar Ltda., for the onerous transfer of the right to operate the geostationary Band C satellite launched on August 4, 2004. The transfer price of the right of exploration was set at R$ 28,659 by an independent specialized company, and is restated by the IPC (Consumer Price Index).

          The conversion of such credits into equity holding Hispamar Satélites S/A. has been approved by  TMAR’s Board of Directors but the related corporate agreements are still pending. Accordingly, TMAR will continue to classify such amounts as long-term assets until such time as they are converted into permanent investments. TMAR’s management estimates that this interest will not exceed 20% of the capital of the investee.

11        Deferred and Recoverable Taxes

	Parent Company				Consolidated
	09/30/05		06/30/05		09/30/05		06/30/05
	Current	Long term	Current	Long term	Current	Long term	Current	Long term

ICMS recoverable					526,618	214,999	408,894	205,357
Inc.tax on temporary differences (i)	3,171	160,860	3,171	171,475	117,608	739,043	117,660	727,504
Soc.contr.on temp. differences (i)	1,142	58,492	1,142	62,313	42,340	252,307	42,350	251,055
Inc.tax on tax losses (i)		(1,092)		(11,707)	3,212	259,846	3,212	252,042
Soc.contr.on tax losses (i)		(976)		(4,797)	1,157	93,304	1,157	90,494
Income tax recoverable	62,120		91,168		337,965		252,931
Social contribution recoverable	241		241		118,476		71,645
Withholding taxes	159,262		116,101		280,089		232,936
Other taxes recoverable	7,648		7,648		122,694		104,336

	233,584	217,284	219,471	217,284	1,550,159	1,559,499	1,235,121	1,526,452

(i)  TNL and its subsidiaries record deferred tax credits arising from timing differences and tax loss carryforwards, under the terms of CVM Resolution 273/98 and CVM Instruction 371/02. Persuant to a technical appraisal approved by TNL’s management, also submitted to the approval of the Auditing Council, the generation of taxable income over the next ten years, brought to present value, will be sufficient to absorb such credits, as follows:

	Parent Company	Consolidated
Up to December 31:

2005	1,079	41,079
2006	8,334	212,119
2007	13,687	259,023
2008	21,759	264,624
2009	25,353	252,645
2010 to 2012	81,127	205,595
2013 and 2014	70,258	273,732

	221,597	1,508,817

For those direct and indirect subsidiaries that do not have, at December 31, 2004, a past history of profitability and/or expectation of future generation of taxable income over the next ten years, tax loss carryforwards were not totally recorded. Unrecorded credits amount to R$ 434,598 at September 30, 2005 (06/30/05 - R$ 437,591), of which R$ 396,420 relate to Oi (06/30/05 - R$ 404,381).

Additionally, unrecorded credits on timing differences amount to R$ 109,697 (06/30/05 - R$ 95,450).

12        Prepaid Expenses

	Parent Company		Consolidated
	09/30/05	06/30/05	09/30/05	06/30/05

Financial charges (i)	78,966	80,360	269,929	271,637
Subsidies – Oi handsets (ii)			153,417	65,432
FISTEL fee (iii)			116,336	142,705
Insurance			5,558	10,824
Taxes and contributions			19,561	14,678
Other (iv)	3,731	5,070	77,697	96,921

	82,697	85,430	642,498	602,197

Current	4,149	5,899	400,329	355,774
Long term	78,548	79,531	242,169	246,423

(i)  Financial charges and premiums paid in advance when obtaining loans and financing are amortized over the term of the related contracts (see comments on loans and financing in Note 17).

(ii)  This refers to the number of postpaid mobile handsets sold, with a minimum subsidy of R$ 300 reais. As from August 2005, deferral of subsidies, until June 2005 calculated based on additions net of cancellations, is calculated based on actual additions. The change arises from the relationship between the average customer retention period (approximately 4 years) and the 12-month contractual term subject to fine for early termination or migration to prepaid plans.  The amount arising from this change totaled R$ 51,034.

(iii)  This refers to the Fundo de Fiscalização das Telecomunicações - FISTEL fee paid on installations (R$ 26.83 reais per installation) which is deferred to be amortized over the estimated period of client churn, equivalent to 24 months, for a total of R$ 87,203 (06/30/05 - R$ 83,879). This line also includes early payments made by TMAR and Oi, according to the applicable legislation, as FISTEL fee for maintenance, taken to income on a monthly basis during the year, for a total of R$ 29,133 (06/30/05 – R$ 58,826).

(iv)  This includes expenses relating to annual right of way contracts, circuit and equipment and posts rentals, among others.

13     Judicial Deposits

	Parent Company		Consolidated
	09/30/05	06/30/05	09/30/05	06/30/05

Tax	2,439	3,585	297,518	282,781
Labor	25	25	213,693	183,155
Civil	1,790	1,790	151,800	135,973

	4,254	5,400	663,011	601,909

TNL and its subsidiaries make judicial deposits to ensure their right to appeal with respect to civil, labor and tax claims. Tax claims include deposits of R$ 84,524 (06/30/05 - R$ 78,451) relating to appeals filed against assessments by INSS, and R$ 28,444 (06/30/05 - R$ 28,978) relating to IPTU.  A large part of these deposits relate to INSS tax assessments. For those claims where loss is considered likely, the Company records provisions totaling R$ 50,086 (06/30/05 - R$ 50,753).

A number of deposits have also been made as a guarantee against tax foreclosure in connection with taxes administered by the Internal Revenue Secretariat, as well as to stay the collection of other amounts owed to State and Local Finance Secretaries, totaling R$ 115,585 (06/30/05 - R$ 106,837).  Judicial appeals have also been filed with respect to ICMS on ancillary telecommunications services (Agreement 69/89), retroactively to June 1998, in the amount of R$ 68,965 (06/30/05 - R$ 68,515).

 14    Investments

	Parent Company		Consolidated
	09/30/05	06/30/05	09/30/05	06/30/05

Investments accounted for using the equity method	8,936,032	8,742,890
Goodwill on the acquisition of Pegasus, net			168,889	187,654
Tax incentives	10,698	10,698	44,546	44,547
Provision for losses on tax incentives	(3,143)	(3,143)	(37,136)	(37,136)
Other investments	77	77	5,991	6,690
	8,943,664	8,750,522	182,290	201,755

Equity in the earnings of subsidiary companies arising from gains and losses on variations in the holding percentage in the sharing capital of subsidiaries is classified as “Non-operating income (expenses), net” (Note 6).

			Holding %		Equity pick-up			Investment value
Subsidiaries	Shareholders’ equity (unsecured liabilities)	Net income (loss) for the period	Total capital	Voting capital	09/30/05	09/30/04	Interest on own capital próprio	09/30/05	06/30/05
TMAR (i)	10,553,497	1,194,853	43.23	97.24	507,864	535,268	263,559	4,620,498	4,536,146
Telemar Telecomunicações (i)	4,214,564	419,300	100	100	419,300		60,310	4,214,564	4,115,343
TNL.Net	4,799	365	100	100	365	(6,611)		4,799	4,545
HiCorp	95,784	64,488	100	100	64,488	73,945		95,784	86,472
TNL Trading	33	(41,506)	100	100	(41,506)	(8,481)		33	30
TNL PCS Participações	354		100	100				354	354
TNL Contax (ii) (iii)					(3,717)	50
Contax Participações (ii) (iii)						(171)

					946,794	594,000	323,869	8,936,032	8,742,890

Other investments								7,632	7,632

								8,943,664	8,750,522

(i)        Equity in the earnings of TMAR is determined by the percentage holding obtained after exclusion of treasury shares, and equals 43.78 % at TNL and 38.14% at Telemar Telecomunicações, whose share control is fully held by TNL, as discussed in Note 1 (09/30/04 – 81.21%).

(ii)        As discussed in Note 1, the share control of Contax Participações was fully transferred on March 1, 2005, when the equity pick-up for December 2004, in the amount of R$ 3,717,  was reversed.

(iii)       The financial statements for the period ended September 30, 2005 were reviewed by other independent accountants.

15        Property, Plant and Equipment

	Parent Company
	09/30/05			06/30/05	Annual
					depreciation
		Accum.			rate
	Cost	depreciation	Net	Net	(%)

Buildings	30,540	(19,703)	10,837	10,994	4 to 10
Land	8,810		8,810	8,810
Hardware & software	22,260	(18,252)	4,008	4,709	20
Other assets	11,060	(7,402)	3,658	3,806	10 to 20
Other equipment	1,474	(715)	759	783

	74,144	(46,072)	28,072	29,102

	Consolidated
	09/30/05			06/30/05	Annual
					depreciation
		Accum.			rate
	Cost	depreciation	Net	Net	(%)

TMAR switching equipment	11,643,705	(10,871,266)	772,439	929,388	20
Oi switching equipment (i)	801,518	(166,394,00)	635,124	605,523	10
Pegasus switching equipment	12,368	(2,577)	9,791	9,998	3 to 20
TMAR transmission equipment	7,502,639	(5,962,622)	1,540,017	1,589,972	20
Oi transmission equipment Oi (i)	1,608,244	(319,710)	1,288,534	1,261,761	10
Pegasus transmission equipment	132,016	(58,902)	73,114	77,287	3 to 25
Terminal equipment	2,290,132	(2,109,360)	180,772	203,086	13 to 20
Trunking (switches)	5,958,768	(5,005,180)	953,588	1,030,280	5 to 20
Cables (access network)	5,062,592	(2,537,077)	2,525,515	2,578,865	5 to 20
Pegasus cables and networks (ii)	199,451	(30,030)	169,421	171,293	3 to 20
Other equipment	1,715,986	(1,206,840)	509,146	527,782	3 to 20
Underground ducting	1,969,511	(1,184,606)	784,905	799,243	4
Posts and towers	863,320	(345,902)	517,418	519,341	4 to 5
Hardware and software	1,581,116	(1,022,101)	559,015	570,518	20
Buildings	2,125,256	(1,291,980)	833,276	845,361	4 to 10
Land	156,104		156,104	155,991
Leasehold improvements	472,108	(146,041)	326,067	324,622	10
Other assets	715,073	(445,485)	269,588	269,393	10 to 20
Right of use - Oi (iii)	1,236,567	(282,680)	953,887	976,063	7
Construction in progress	523,156		523,156	422,328
Inventories for expansion	116,478		116,478	113,765

	46,686,108	(32,988,753)	13,697,355	13,981,860

(i)         The depreciation rate for Oi’s transmission and switching equipment is supported by an internal report on the assessment of the useful life. This assessment is based primarily on technical obsolescence, wear and tear and is in line with the practices followed by the cellular company sector.

(ii)         Pegasus considers the useful life indicated in a valuation report for certain classes of plant, property and equipment items (machinery, devices and equipment, cables and network) prepared by an  outside expert.

(iii)       Refers to the right to use radio frequencies, which Oi acquired in March 2001 for  R$ 1,102,007, effective until March 12, 2016 and subject to a single extension for 15 years. The financial charges incurred before the start-up of Oi were capitalized, totaling R$ 63,942. In July 2003 and January 2004, Oi acquired new authorizations to use radio frequencies until March 12, 2016, for a total of R$ 70,618, in order to improve the penetration in certain areas.

16        Deferred Charges - Consolidated

These amounts refer to expenses incurred during the pre-operating period and are being amortized based on economic feasibility studies prepared by third parties. The average period is estimated at five years for Pegasus and ten years for AIX and Oi, whose estimated period is ten years as from July 2002  (start-up).

Deferred charges per subsidiary can be stated as follows:

	09/30/05			06/30/05
		Accumulated
	Cost	amortization	Net	Net

Oi	628,640	(203,706)	424,934	440,642
AIX	21,512	(7,986)	13,526	14,090
HiCorp	2,666	(1,833)	833	1,334
TBS	4,000	(200)	3,800	4,000

	656,818	(213,725)	443,093	460,066

17        Loans and Financing

						Parent Company		Consolidated
		Inception	Matu- tity	Guarantees	Financial charges	09/30/05	06/30/05	09/30/05	06/30/05
(a)	Local currency

	BNDES (i)	12/00	01/08	TNL endorsement and TMAR receivables	TJLP + 3.85% p.a.			982,114	1,077,722

	BNDES (ii)	12/03	01/11	TNL endorsement and TMAR receivables	TJLP + 4.50% p.a.			411,353	426,825

	BNDES (iii)	09/04	10/12	TNL endorsement and Oi receivables	TJLP + 4.50% p.a.			602,127	596,801

	BNDES (iv)	07/05	08/13	TNL endorsement and TMAR receivables	TJLP + 3.50% p.a and 4.50% p.a.			80,511

	Banco do Nordeste do Brasil S.A.	06/04	12/14	TMAR receivables	11.9% p.a. and 10.5% p.a.			157,713	157,713

	Other							14,500	15,049

	Subsidiaries			None	102% of CDI	88,018	119,122

	Financial charges					4,829	3,668	20,009	17,806

				Total in local currency		92,847	122,790	2,268,327	2,291,916

							Parent Company		Consolidated
(b)	Foreign currency	Inception	Matu- rity	Guarantees	Currency	Financial charges	09/30/05	06/30/05	09/30/05	06/30/05
	BNDES (i)	12/00	01/08	TNL endorsement and TMAR receivables	UMBND (viii)	BNDES variable rate + 3.85% p.a.			271,527	319,310

	BNDES (ii)	12/03	01/11	TNL endorsement and TMAR receivables	UMBND (viii)	BNDES variable rate + 4.50% p.a.			75,371	83,810

	ABN AMRO Bank N.V.	12/00	05/06	None	US$	LIBOR + 5% p.a.	38,777	41,014	38,777	41,014

	ABN AMRO Bank N.V. (v)	08/01	08/09	TNL endorsement	US$	LIBOR + 0.50% p.a. to 3.81% p.a.			1,045,943	1,380,497

	ABN AMRO Bank N.V.	01/04	04/09	None	US$	LIBOR + 3.0% p.a. to 4.83% p.a.			133,332	141,024

	ABN AMRO Bank S.A.	06/05	06/10	None	US$	5.51% p.a.			44,444	47,008

	ABN AMRO Bank S.A.	06/05	05/08	None	US$	5.05% p.a.			66,666	70,512

	ABN AMRO Bank S.A.	09/05	09/08	None	US$	5.45% p.a.			133,730

	Banco Itaú S.A.	12/00	04/06	Promissory note	US$	LIBOR + 2.75% p.a. to 3.125% p.a.	155,283	164,241	155,283	164,241

	BankBoston N.A.	12/99	01/06	TNL endorsement	US$	LIBOR + 4.25% p.a.			5,333	10,342

	Banco do Estado de São Paulo S.A. - BANESPA	01/04	01/07	None	US$	6.5% p.a.			17,778	18,803

	EDC - Export Development Corporation	01/00	04/07	None	US$	LIBOR + 3.0% p.a.	46,595	49,284	46,595	49,284

	Fuji Bank, Limited	11/00	09/06	None	US$	LIBOR + 1.5% p.a.	40,404	64,102	40,404	64,102

	KFW - Kreditanstalt Fur Wiederaufbau	02/03	08/12	TNL endorsement and pledge of Oi equipment	US$	LIBOR + 0.75% p.a.			126,727	143,612

						Parent Company		Consolidated
	Inception	Matu- rity	Guarantees	Currency	Financial charges	09/30/05	06/30/05	09/30/05	06/30/05
FINNVERA - Finnish Export Credit	02/03	02/12	TNL endorsement and pledge of Oi equipment	US$	LIBOR + 1.1 % p.a.			288,886	329,056

FINNVERA - Finnish Export Credit	11/04	11/10	TNL endorsement and pledge of Oi equipment	US$	LIBOR + 1.685% p.a. and 4.56% p.a			109,927	116,268

Nordic Investment Bank - NIB	03/03	02/12	TNL endorsement and pledge of Oi equipment	US$	LIBOR + 4.3 % p.a.			54,166	61,698

Nordic Investment Bank – NIB	11/04	11/10	TNL endorsement and pledge of Oi equipment	US$	LIBOR + 1.625% p.a. and 4.5% p.a.			44,444	47,008

Société Générale / Coface	02/03	11/12	TNL endorsement and pledge of Oi equipment	US$	LIBOR + 0.75% p.a.			96,466	102,031

KFW - Kreditanstalt Fur Wiederaufbau	06/00	10/09	None	US$	8.75% to 11.87% p.a.			145,369	170,404

KFW - Kreditanstalt Fur Wiederaufbau	07/02	01/11	None	US$	LIBOR + 0.8% p.a. and 4.5% p.a.			128,540	151,667

Japan Bank for International Cooperation - JBIC (vi)	08/01	01/10	None	Yen	1.65% p.a.	411,673	495,145	411,673	495,145

Japan Bank for International Cooperation - JBIC (vi)	01/03	01/11	None	Yen	Japanese LIBOR + 1.25% p.a.	401,327	473,924	401,327	473,924

Unibanco - União de Bancos Brasileiros S.A.	12/04	12/07	None	US$	4.90% p.a.			8,017	8,479

Banco Bilbao Vizcaya Argentaria S.A.	07/00	12/06	TNL endorsement	US$	6.84% p.a.			7,401	7,828

Société Générale / Natexis	12/04	10/09	None	US$	LIBOR + 1.95% p.a.			66,666	70,512

Deustche Bank GB	12/02	12/05	None	US$	LIBOR + 4.5% p.a.	6,296	6,659	6,296	6,659

						Parent Company		Consolidated
	Inception	Matu- rity	Guarantees	Currency	Financial charges	09/30/05	06/30/05	09/30/05	06/30/05

SEB Merchant Banking	03/02	10/06	None	US$	LIBOR + 2.75% p.a.	24,182	35,101	24,182	35,101

Société Générale	12/02	06/07	None	US$	LIBOR + 5% p.a.	22,857	24,176	22,857	24,176

Deustche Bank GB	01/04	01/07	None	US$	LIBOR + 4% p.a.			25,555	36,039

Banco Santander do Brasil S/A	04/05	04/08	None	US$	5.9% p.a.			27,085	28,647

Suppliers

SIEMENS Ltda.	01/00	09/05	TNL promissory note	US$	LIBOR + 5% p.a.				4,436

SIEMENS Ltda.	06/02	10/07	TNL promissory note	US$	LIBOR + 4.71% p.a.	11,667	12,340	11,667	12,340

Senior Notes (vii)	12/03	08/13	None	US$	8 % p.a.	666,660	705,120	666,660	705,120

Financial charges						26,849	14,701	58,476	56,029

				Total in foreign currency		1,852,570	2,085,807	4,807,570	5,476,126

				Total loans and financing		1,945,417	2,208,597	7,075,897	7,768,042

			Swap transactions foreign currency			800,391	782,234	2,067,699	2,097,606
			Loans and financing – current			852,221	877,758	3,012,511	3,019,668
		Loans and financing – long term				1,893,587	2,113,073	6,131,085	6,845,980

(a)        Changes in balance of loans and financing in the third quarter of 2005 (consolidated)

Balance			Financial	Balance
06/30/05	Additions	Amortization	charges	09/30/05

9,865,648	215,000	(1,225,789)	288,737	9,143,596

(b)       Description of the main loans and financing

(i)         Refers to the use of funds provided by special credit lines for the acquisition and assembly of equipment, infrastructure and other equipment, under the “Telecommunication Investment Support Program”.   Financial charges and the principal are due on a monthly basis until January 2008.

On December 31, 2004, TMAR did not meet the following financial index requirements set out in the contract: (a) current assets divided by current liabilities; and (b) EBITDA divided by current liabilities. Banco Itaú S.A. and Banco do Brasil S.A., as leaders of the consortium, as well as BNDES itself, waived this requirement upon payment of a fee. New indices were set on new bases for the same indices upon payment of a fee.

(ii)        From December 2003 to October 2004, TMAR withdrew R$ 529,635 under a loan contract signed with BNDES in December 2002, with the objective to finance its investment plans for 2002, 2003 and 2004.  The funds were used to expand the telecommunications network and introduce operating improvements. Financial charges are due on a quarterly basis up to January 2005, and on a monthly basis from May 2005 through January 2011. The principal is payable on a monthly basis as from May 2005.

(iii)       In September 2004, Oi signed a financing contract with BNDES for R$ 663,000 and withdrew R$  585,000 (corresponding to R$ 400,000 in September 2004 and R$ 185,000 in May 2005) in order to finance its investment plan. Financial charges are due on a quarterly basis up to April 2006, and on a monthly basis from May 2006 throguh October 2012. The principal will be payable on a monthly basis as from May 2006.

(iv)       In July 2005, TMAR entered into a loan agreement with BNDES for R$ 217,945 and withdrew   R$ 80,000 in that month in order to finance the General Universal Service Target Plan – PGMU. Financial charges are due on a quarterly basis up to August 2006, and on a monthly basis from September 2006 through August 2013. The principal will be payable on a monthly basis as from September 2006.

(v)        In August 2001, Oi obtained a US$ 1.425 billion credit line from a consortium formed by banks and suppliers (Nokia, Siemens and Alcatel), led by Banco ABN AMRO Bank, allocated to investments and working capital requirements.   After the loan was restructured three times, the last time in August 2005, at September 30, 2005, the line amounted to US$ 540 million, net of amortization through that date, with no balance left to be withdrawn.

(vi)       In August 2001, and January and February 2003, TNL obtained R$ 1,646,110 from Japan Bank for Internacional Cooperation - JBIC to finance TMAR’s investments.

(vii)      On December 18, 2003, TNL obtained R$ 878,820 (US$ 300 million) via the issuance of notes abroad, non-convertible “Senior Notes”, with JP Morgan as coordinating agent, and participation of BB Securities and CSFB in the distribution. These securities are remunerated at a rate of 8% per year and will mature in August 2013, with option of early settlement by the Company, annually as of the fifth year, without guarantees. The funds will be used for various corporate purposes.

(viii)     Currency basket published by BNDES on a daily basis.

The maturity dates of long-term debt with third parties at September 30, 2005 are scheduled as follows:

	Parent Company	%	Consolidated	%

Local currency
2006	92,847	4.9%	169,534	2.8%
2007	-	0.0%	626,169	10.2%
2008	-	0.0%	240,339	3.9%
2009	-	0.0%	205,263	3.3%
2010 and thereafter	-	0.0%	465,346	7.6%

	92,847	4.9%	1,706,651	27.8%

Foreign currency
2006	34,731	1.8%	132,028	2.2%
2007	309,692	16.4%	1,143,718	18.7%
2008	284,859	15.0%	1,069,805	17.4%
2009	271,895	14.4%	833,970	13.6%
2010 and thereafter	899,563	47.5%	1,244,913	20.3%

	1,800,740	95.1%	4,424,434	72.2%
Total
2006	127,578	6.7%	301,562	4.9%
2007	309,692	16.4%	1,769,887	28.9%
2008	284,859	15.0%	1,310,143	21.4%
2009	271,895	14.4%	1,039,233	17.0%
2010 and thereafter	899,563	47.5%	1,710,260	27.8%

	1,893,587	100.0%	6,131,085	100.0%

18        Payable and Deferred Taxes

	Parent Company		Consolidated
	09/30/05	06/30/05	09/30/05		06/30/05
				Long		Long
	Current	Current	Current	term	Current	Term

ICMS (i)			541,807	3,913	535,474	4,944
ICMS – Agreement 69/98			113,481		107,907
PIS and COFINS	7,265	7,819	104,481		102,923
Income tax payable	2,341	7,826	368,195		259,409
Social contribution payable			116,067		76,106
Deferred income tax and social
contribution - Law 8,200			14,086	872	14,818	872
Other	695	695	100,721		23,980

	10,301	16,340	1,358,838	4,785	1,120,617	5,816

(i)   Telecommunications services are subject to several taxes, including local, state and federal taxes. The main one is ICMS (value-added tax), assessed by states at different rates. The ICMS rate is  35% for Rondônia; 30% for the States of Pará, Paraíba, Mato Grosso, Rio Grande do Sul and Rio de Janeiro; 28% for Pernambuco; 27% for the States of Bahia, Ceará, Rio Grande do Norte, Sergipe, Paraná, Alagoas and Mato Grosso do Sul; and 29% for the State of Goiás. For all other States, the ICMS rate is 25%.

19        Refinancing of Taxes and Contributions - REFIS

Refinancing is due in 180 installments for TNL and 120 installments for the subsidiaries. During the third quarter of 2005, timely settlements amounted to R$ 3,266 (TNL) and R$ 28,364 (consolidated), in accordance with the provisions of the Brazilian Securities Commission (CVM) Instruction 346, whereby timely payments are a prerequisite to the maintenance of REFIS terms.

REFIS amounts comprise the following:

	Parent Company				Consolidated
	09/30/05		06/30/05		09/30/05		06/30/05
		Long		Long		Long		Long
	Current	term	Current	term	Current	term	Current	term

COFINS					59,133	395,241	57,714	400,190
CPMF	3,550	41,375	3,466	41,249	24,739	182,467	24,146	184,128
Income tax					10,860	70,929	10,600	71,878
Social contribution					3,652	27,506	3,564	27,737
INSS - SAT					2,834	22,332	2,777	22,478
IOF	9,619	112,132	9,388	111,789	12,629	132,016	12,327	131,931
PIS					525	3,702	512	3,741

	13,169	153,507	12,854	153,038	114,372	834,193	111,640	842,083

REFIS amounts segregated by principal fines and interest comprise the following:

	Consolidated
	09/30/05				06/30/05
	Principal	Fines	Interest	Total	Total

COFINS	327,484	32,884	94,006	454,374	457,904
CPMF	150,545

		15,054	41,607	207,206	208,274
Income tax	44,819

		10,583	26,387	81,789	82,478
Social contribution	17,279

		3,859	10,020	31,158	31,301
INSS - SAT	14,757

		2,550	7,859	25,166	25,255
IOF	105,932	10,593	28,120	144,645	144,258
PIS	2,695	300	1,232	4,227	4,253

	633,511	75,823	209,231	948,565	953,723

These amounts are monetarily restated by the variation of TJLP (Long-Term Interest Rate), and R$ 4,050 (TNL) and R$ 23,206 (consolidated), as well as R$ 12,089 (TNL) and R$ 69,945 (consolidated) were recognized as “Interest expense” (Note 5) in the third quarter of 2005 and nine-month period ended September 30, 2005, respectively.

At September 30, 2005, REFIS payments brought to present value by the projected CDI rate totaled R$ 126,545 (TNL) and R$ 769,893 (consolidated).

20      Provisions for Contingencies

(a)        Composition of book values

		Parent Company		Consolidated
		09/30/05	06/30/05	09/30/05	06/30/05
	Tax
(i)	ISS	424	424	47,788	45,762
	INSS (joint responsibility,
	fees and indemnifications)			39,624	40,291
(ii)	ICMS assessments			168,130	182,721
(iii)	ICMS on IP gate rental			4,691	13,520
(iv)	ILL – Tax on net income			37,428	36,498
(v)	Tax loss carryforwards			75,991	70,209
(vi)	Other claims	4	148	117,103	105,433

		428	572	490,755	494,434

	Labor
(i)	Hazardous work conditions premium			114,237	106,828
(ii)	Salary differences/equalization of salary scales	7		88,738	74,653
(iii)	Indemnities	20		78,679	67,096
(iv)	Overtime	490		335,428	288,723
(v)	Claims by outsourced personnel	19		173,811	179,022
(vi)	Other claims	99	138	185,227	169,423

		635	138	976,120	885,745
	Civil
(i)	Small claims court			47,977	52,928
(ii)	ANATEL fines			92,344	92,001
(iii)	Fundação Atlântico de Seguridade Social indemnity			70,267	67,024
(iv)	Other claims			194,609	188,215

				405,197	400,168

		1,063	710	1,872,072	1,780,347

The provisions for contingencies are monetarily restated on a monthly basis, according to the criteria established in the respective legislation, as follows:

Tax:                 Variation of the SELIC (Special System for Settlement and Custody) rate;
Labor:              Variation according to TRT (Regional Labor Court) indices, plus interest of 1% p.m.;
Civil:                 Variation of the TR (Reference Rate), plus 0.5% p.m.

(b)       Detail of claims per nature of risk at September 30, 2005 (consolidated)

	Tax	Labor	Civil	Total
Probable	490,755	976,120	405,197	1,872,072
Possible	4,418,747	794,798	607,550	5,821,095
Remote	225,143	545,095	405,963	1,176,201

Total	5,134,645	2,316,013	1,418,710	8,869,368

(c)        Summary of changes in the balances of provisions for contingencies

	Parent Company
	Tax	Labor	Total
At December 31, 2004	564	138	702
Monetary restatement (Note 5)	8		8
At June 30, 2005	572	138	710
Monetary restatement (Note 5)	(144)	203	59
Additions, net of reversals		696	696
Write-offs by payment		(402)	(402)
At September 30, 2005	428	635	1,063

	Consolidated
	Tax	Labor	Civil	Total
At December 31, 2004	568,494	724,898	334,084	1,627,476

Spin-off of TNL Contax (Notes 1 and 14)	(1,966)	(8,576)	(314)	(10,856)
Additions, net of reversals	123,933	141,572	55,082	320,587
Write-offs by payment	(174,558)	(49,962)	(54,301)	(278,821)
Monetary restatement (Note 5)	(21,469)	77,813	65,617	121,961

At June 30, 2005	494,434	885,745	400,168	1,780,347

Additions, net of reversals	49,676	72,106	35,836	157,618
Write-offs by payment	(50,731)	(24,967)	(39,555)	(115,253)
Transfer to ICMS payable (Note 18)	(21,088)			(21,088)
Monetary restatement (Note 5)	18,464	43,236	8,748	70,448

At September 30, 2005	490,755	976,120	405,197	1,872,072

 (d)      Probable contingencies

Tax:

(i)         ISS - TMAR records provisions for assessments in connection with the levy of ISS on several services, such as equipment rental, value-added services, and other technical and administrative services. The recorded provision reflects the portion of the assessments that are considered as probable losses by the legal consultants.

(ii)         ICMS assessments – Provision considered sufficient by management cover a number of assessments relating to: (a) ICMS instead of ISS taxes on certain revenues;  (b) offset of credits on the acquisiton of goods and other inputs required for network maintenance; and (c) assessments regarding non compliance with ancillary obligations. Changes during the quarter ended September 30, 2005 arise from the review of the risk of loss in the context of these assessments, in the opinion of the Company’s legal advisors and according to decision of the Taxpayers Council.

(iii)         ICMS on IP gate rental – Based on the advice of its internal lawyers, management decided to set up a provision for ICMS on IP gate rental services, while previously the Company recorded ISS at the 5% rate. Taking advantage of tax benefits arising from State tax amnesty, determining the exemption from fines and/or monetary restatement for both TMAR and Pegasus, during the period ended September 30, 2005, TMAR settled R$ 100,794 relating to the period May 2000 to September 2005 in the States of Amapá, Minas Gerais, Pernambuco, Piauí, Roraima, Maranhão,  Amazonas, Pará and Sergipe. Of this amount, the portion relating to the State of Minas Gerais, totaling R$ 14,017, will be paid over 24 months. As a result, the amount relating to the State of Espírito Santo continues to be provided for. At Pegasus, the contingency amount (R$ 21,088) was transferred to ICMS payable.

(iv)       ILL - TMAR offset ILL paid in previous years (up to calendar year 1992), based on Supreme Court decisions on the unconstitutionality of this tax in cases of other companies. However, although several cases have been successfully tried in higher courts, TMAR continues to maintain a provision due to the fact that it has not been granted a final administrative or judicial ruling on the criteria for restatement of tax credits.   The variation occurred in the period ended September 30, 2005 refers to the monetary restatementa.

(v)        Tax loss carryforwards – As disclosed in Note 7, TMAR has a judicial injunction that guarantees the offset of the tax losses and tax loss carryforwards, if determined in the years up to and including 1998, for up to 100% of annual income.

(vi)       Other claims – This refers substantially to provisions for IPTU tax assessments, in the amount of R$ 10,462, challenging of the FUNTTEL fee calculation basis (Note 4) in the amount of  R$ 11,860, and several tax assessments with respect to income tax and social contribution, totaling R$ 25,576.

Labor:

There has been a significant increase in the volume of labor claims due to:  (a) unfavorable judicial decisions on claims filed by ex-employees dismissed in connection with restructuring in prior years;   (b) incentive to the recovery of the differences of the FGTS rescission fines, relating to the excesses of inflation due to the Verão and Collor plans; (c) increase in the volume of claims for joint liability related to the rescission of agreements with plant maintenance firms whose performance did not meet Telemar Group’s required quality standards; (d) expanded authority limits of the labor courts after enactment of Constitutional Amendment 45; and (e) increased labor union powers to act as legal substitute. The main contingencies per nature of claim are summarized as follows:

(i)         Unsafe work conditions premium - This provision reflects the amount payable under possible trade union agreements for employees working within an environment considered to be unsafe, principally close to high-tension electric installation.

(iii)        Salary differences / Equalization of salary scales – Represented by funds due to the differences in salary between employees, claimed by those who receive less than others who perform the same jobs, in addition to other requirements provided in the applicable legislation.

(iii)       Indemnities – Indemnity claims correspond to requests for refund or compensation for damages occurred in the course of the labor contract, due to various reasons, among which labor accidents, provisional stability, moral damage, return of discounts on pay checks, day care support and productivity premiums as provided in the collective labor agreement.

(iv)       Overtime – Claims relating to requests to receive additional worked hours after normal shifts.

(v)        Outsourced employees – Claims filed by former employees of contracted companies, where TMAR is claimed to be jointly responsible for any credits due and not paid by the contracted companies, usually because such companies have closed down.

(vi)       Other claims – Diverse claims relating to additional payment for time of service, unhealthy work conditions, profit sharing, night shift, allowance for travel, among others. The main items are shown below:

	Parent Company		Consolidated
	09/30/05	06/30/05	09/30/05	06/30/05
Pension plan supplementation	23		22,108	20,815
Salary differences			31,163	26,621
Sundry labor fines	5		39,252	34,785
Incentive to Resignation Plan - PIRC	1		16,557	17,817
Other	69	138	76,147	69,385

	98	138	185,227	169,423

Civil:

(i)         Small claims court – These refer primarily to suits filed by customers, the individual indemnity amounts of which to not exceed forty minimum wages. Changes in the period ended September 30, 2005 are attributable to payments made in order to speed up the settlement of such suits, in the amount of R$ 56,933, offset by new provisions of R$ 62,130.

(ii)         Fines from ANATEL – Assessments made by ANATEL basically due to noncompliance with quality targets. Changes in the half year refer essentially to the monetary restatement of R$ 5,057, increase in the provision by R$ 17,156 and payments totaling R$ 19,757.

(iii)         Fundação Atlântico de Seguridade Social indemnity – Based on the opinion of outside counsel, in 2002 management recorded a provision for the indemnification of Fundação Sistel de Seguridade Social - SISTEL, as a result of the termination of the rental agreement for a property in Rio de Janeiro. The provision amount recorded in 2002 to cover the settlement of this claim was reassessed upon the transfer of management of pension plans to Fundação Atlântico de Seguridade Social, including the reassessment and allocation of liabilities to the sponsors, taking into account rental amounts that the foundation failed to receive due to the agreement termination.  Management understands that the provision to meet the indemnification of Fundação Atlântico de Seguridade Social is sufficient. As is the case with all other provisions, this one is monetarily restated on a regular basis.

(iv)       Other claims – These refer to various actions comprising indemnity for agreement termination, indemnification of former suppliers and contractors, expansion plan through issue of shares, among others. Changes during the period arise from the review of the risk of loss in such actions based on the opinion of the Company’s legal advisors, as well as the revaluation of the amounts provisioned to meet losses on agreement termination claims.

(e)       Possible contingencies (not provided for)

TNL and its subsidiaries are also involved in a number of suits with respect to which losses are considered as “possible” in the opinion of their legal advisors. No provisions were recorded for such suits.

The main contingencies classified as possible losses in the opinion of the company’s legal advisors are summarized below:

Tax

The amounts reported are based on the total amounts of tax assessments and notices, which are often discretionary and do not include details on the infringement. As such, there can be significant variations relating to the real amounts subject to discussion.

ICMS – In July 1999, the legal dispute in Rio de Janeiro relating to ICMS amounts on international calls originating in Brazil was estimated at approximately R$ 78,654 (tax assessments). The responsibility for such payment, if required, is questionable, as TMAR did not earn revenues for these services in that period. In February 2000, TMAR obtained a favorable decision from the Taxpayers’ Council (Conselho de Contribuintes) of Rio de Janeiro, countered by a partially unfavorable ruling from the State Revenue Secretary, according to whom the responsibility for payment, before the introduction of CSP, lies with TMAR (July 1998). TMAR obtained a court injunction from a lower court stating that the international long-distance service provider is responsible for paying this tax.

Besides this, there are several other ICMS tax assessments in the approximate amount of R$ 458,290, relating to services already taxed for ISS or which are not taxable for ICMS.  There are also possible risks in connection with  (i) offset of credits on the acquisition of goods and other inputs required for the maintenance of the network, totaling approximately R$ 163,742; and (ii) tax assessments regarding noncompliance of ancillary obligations, in the amount of de R$ 40,372.

ISS - The assessments referring to the levy of ISS on rental of equipment, wake-up call services, among other communication services, in the amount of R$ 780,421, have not been provided for as they are considered possible risk of loss, again because these activities do not fit into the list of taxable items for the ISS, or are already taxed for ICMS. Furthermore, the defense case was strengthened when STF decided, in the last quarter of 2001, that ISS must not be levied on equipment rental, and a substancial part of the assessments relate to this type of revenues.

INSS – There are a few claims in the approximate amount of R$ 293,964 relating to joint responsibility, SAT percentage to be applied, and amounts liable to be taxed for INSS. Evidence produced by TMAR’s management has not been appreciated by tax authorities to the present date. In October 2004, TMAR obtained a favorable ruling from the Social Security Appelate Board establishing the SAT tax on the Company services at 1%, as requested by management. The Company also obtained a favorable ruling regarding the joint responsibility in connection with the INSS claim.

In July 2005, INSS sent TMAR 24 Tax Debt Notices (“NFLDs”) in the total amount of R$ 251,877, primarily comprised of:

(i)       Non collection of social security contribution on amounts paid as TMAR profit sharing. This payment was made pursuant to Law 10,101 and Art. 7 of CF/88, and should not be included in the calculation basis of the contribution. This assessment amounts to R$ 185,453.

(ii)       Non collection of social security contribution on amounts paid as severance bonus, day-care support, allowance for handicapped children, etc. According to TMAR internal and external advisors, these amounts are indemnity-type payments and, as such, are not subject to the contribution in question. The assessment amounts to R$ 46,260.

(iii)       Non collection of social security contribution on amounts paid to self-employed personnel engaged by TMAR. In this case, inspection officers did not have access to the documentation supporting the payment of amounts due to these individuals. The amounts were reported in the corresponding social security ancillary obligations forms. TMAR’s management intends to compile all supporting documentation to eliminate the NFLD received. The assessment amounts to R$ 9,927.

Federal taxes – In July 2005, TNL was assessed by Secretaria da Receita Federal (Internal Revenue Secretariat – SRF) for R$ 1,350,809, primarily in connection with the corporate transaction carried out by the Company in 1998, which gave rise to the appropriation of the accounting goodwill determined at the time of the Sistema Telebrás privatization auction (Note 4).  The amortization of the goodwill and subsequent deduction for tax purposes are provided for in art. 7 of Law 9,532/97, authorizing that the proceeds from the amortization of the goodwill be included in the taxable income of the company resulting from the merger, spin-off or consolidation, when one company holds investments in the other, using the goodwill based on the investee’s profitability prospects.

Accordingly, the federal legislation in force expressly authorizes the possibility of using the goodwill paid on the acquisition of investments. This is a usual market practice which conforms with the provisions of CVM Instruction 319/99.

TNL obtained legal opinions from three renowned law firms validating the legitimacy of the procedures adopted in the context of the transaction involved.

The Company will also contest the Assessment Notice within the legal period to do so and take all appropriate steps to enforce its right.

There are also several tax assessments involving income tax and social contribution credits, PIS, PASEP and COFINS, due to the alleged non payment and inappropriate offsetting procedures, in the approximate amount of R$ 355,309. Based on the opinion of its legal advisors, the Company considers that the probability of a favorable outcome in such claims is good, and therefore no provisions for potential losses were recorded.

In addition, in August 2000, TMAR was assessed by the Internal Revenue Secretariat in Rio de Janeiro for taxable events which took place in 1996, therefore prior to privatization. These assessments added up to R$ 993,689 and related to income tax, social contribution, PIS, COFINS, and withholding income tax. TMAR submitted a substantial part of the documentation supporting the accuracy of the accounting records disallowed, as well as due payment of the tax amounts. Of this amount, approximately R$ 51,000 were included in the REFIS (Tax Refinancing Program) in August 2003. TMAR requested a new investigation and, following a judgment by a lower court, the assessment amount was substantially reduced to R$ 104,000, of which R$ 20,000 were provided for, for lack of supporting documentation. However, TMAR will file an administrative appeal, on the grounds that the remaining amount has substantial supporting documentation. The maximum exposure, still under review and considered possible, is equal to approximately R$ 86,293.

Labor:

These refer to discussions relating to salary differences, overtime, hazardous work conditions premium, and joint responsibility, among others, totaling approximately R$ 794,798. These claims are mostly at lower court stage and no ruling has been issued on them.

Civil:

These refer to suits with no previous decisions, the main subject matter of which relates to network expansion plans, indemnities for moral and material damages, collection actions, bidding processes, among others.   The number of such suits is over 16,447, adding up to approximately R$ 607,550.  Such figure is based only on the amounts (typically overestimated) claimed by the plaintiffs, and final decisions are still pending.

21        Debentures

This refers to 12,072 thousand simple, non-convertible debentures, at R$ 100 each, totaling  R$ 1,207,200.   These debentures are due in June 2006 and bear interest at the CDI rate plus 0.7% per annum, recorded in current assets and amortized every six months since December 2001.

22        Shareholders’ Equity

(a)        Capital

As mentioned in Note 1, the Extraordinary Shareholders’ Meeting held on December 29, 2004 approved a reduction in TNL’s capital by R$ 277,526.

On January 26, 2005, the Board of Directors approved the inception of a 90-day (up to April 26, 2005) share buyback program, to be subsequently cancelled or maintained in treasury. Repurchases are limited to 10% of outstanding common and preferred shares, excluding treasury shares, up to 3,458,000 common and 20,431,242 preferred shares.

As of September 30, 2005, TNL had repurchased 1,598,100 shares, of which 532,700 common and 1,065,400 preferred shares, at the cost of R$ 70,979. Accordingly, at September 30, 2005, TNL treasury shares amounted to 9,713,495, comprising 3,237,832 common and 6,475,663 preferred shares.

The Annual Shareholders’ Meeting held on April 12, 2005 approved the proposals to realize the “Investment reserve”, in the amount of R$ 429,954, used to distribute dividends, as well as the appropriation of net income of R$ 689,286, for the year ended December 31, 2004, as follows: (a) R$ 34,464 to the legal reserve; and (b) distribution of dividends in the total amount of R$ 1,000,000. This meeting also ratified payment of interest on own capital applied to dividends, in the total gross amount of  R$ 100,000, declared on January 28, 2004, which have been paid in conujunction with dividends since April 25, 2005.

The special meeting of the Board of Directors held on April 12, 2005 approved the capital increase in the amount of R$ 154,238, corresponding to the contra entry to the tax benefit obtained by TNL as a result of the amortization of the goodwill on the merger transaction completed on December 30, 1999. Accordingly, 3,916,323 shares were issued, comprising 1,305,441 common and 2,610,882 preferred shares. With this increase, TNL’s fully subscribed and paid capital totals R$ 4,688,731, divided into  130,611,732 common and 261,223,463 preferred shares.

The Extraordinary Shareholders’ Meeting of TNL, held on April 19, 2005, authorized the appropriation of interest on own capital of up to R$ 400,000, to be distributed during 2005.  As stated in a note to shareholders dated April 29, 2005, R$ 132,372 was appropriated to interest on own capital, to be credited according to the shareholding positions as of April 28, 2005 and applied to the calculation of the minimum compulsory dividend for the year ending December 31, 2005.

On June 23, 2005, as stated in a note to shareholders, a further payment of interest on own capital in the amount of R$ 49,676 was authorized, to be allocated according to the shareholding positions as of June 30, 2005. The payment date will be defined by April 30, 2006.

The reconciliation of net income for the period and shareholders’ equity at September 30, 2005, for the parent company and on a consolidated basis, is shown below:

	Net income for the period	Shareholders’ equity

Parent company	651,424	8,538,937

Unrealized profit on the sale by TNL of the percentage holding in Pegasus to TMAR		(43,271)

Unrealized profit on the sale by TNL of the percentage holding in Oi to TMAR		(499,994)

Elimination of the amortization of goodwill paid by TMAR on the acquisition of TNL’s interest in Pegasus	14,856	54,474

Amortization of goodwill held by TNL in Pegasus	(8,365)	(30,675)

Elimination of the amortization of goodwill paid by TMAR on the acquisition of TNL’s interest in Oi	39,822	123,893

Consolidated	697,737	8,143,364

23        Financial Instruments

TNL and its subsidiaries are mainly exposed to market risks arising from changes in foreign exchange rates, due to the large volume of funds obtained in foreign currency, whereas its revenues are expressed in reais. The Company and its subsidiaries use derivative instruments, such as swap contracts, to manage their foreign exchange risks and do not use derivative or other financial instruments for other purposes.

These transactions are carried out by the Company’s treasury department in accordance with the strategy previously approved by management.

(a)       Foreign exchange risk

Approximately 57% (06/30/05 - 61%) of the consolidated debt, including debentures and excluding swap transactions, is expressed in foreign currency (U.S. dollars, BNDES currency basket and Japanese Yen).

The nominal value of foreign currency swaps and foreign currency investments at September 30, 2005 added up to US$ 1,924,084 thousand on a consolidated basis (06/30/05 - US$ 2,148,185 thousand) and US$ 917,796 thousand at the parent company (06/30/05 - US$1,011,916 thousand), with coverage of 89% and 110% of the debt, respectively (06/30/05 - 92% and 114%).

These transactions can be summarized as follows:

	Derivatives		Gain (loss)
	contract value		on derivatives
	09/30/05	06/30/05	09/30/05	09/30/04
Parent company
Foreign currency investments (i)	976,409	1,023,138
Foreign currency swap	1,062,767	1,354,920	(595,157)	(240,634)

Consolidated
Foreign currency investments (i)	976,409	1,023,138
Foreign currency swap	3,298,939	4,025,606	(1,428,395)	(514,623)

Foreign currency swap transactions transfer the risk of variation in foreign currencies to the variation of CDI.

(i)      Foreign currency investment results comprise the return of financial investments in U.S. dollars recorded in “Swap and option results” (Note 5).

(b)       Interest rate risk

TNL and its subsidiaries have loans and financing bearing interest at floating rates based on TJLP (long-term interest rate) or CDI (interbank deposit certificate) for real-denominated debts, LIBOR for the U.S.-denominated debt, and floating rates for debt denominated in a BNDES basket of currencies.  To reduce its exposure to LIBOR, TNL and its subsidiaries enter into swap transactions that replace LIBOR with fixed rates.

At September 30, 2005, approximately 79% of all loans, including debentures, was remunerated at floating rates, although 21% had been replaced with fixed rates by means of swap transactions (06/30/05 - 81% and 25%, respectively).

	Value of derivative		Losses on
	contracts		derivatives
	09/30/05	06/30/05	09/30/05	09/30/04
Interest rate swaps:
Parent company	127,119	248,773	(9,545)	(10,900)
Consolidated	1,363,158	1,784,313	(20,684)	(42,822)

(c)        Credit concentration risk

The concentration of credit risk associated to accounts receivable is not material due to a highly diversified portfolio and related monitoring controls. Doubtful accounts receivable are adequately protected by a provision to cover possible losses (Note 9).

Operations with financial institutions (financial investments, loans and financing) are distributed among creditworthy institutions, thus minimizing concentration risk.

(d)       Market value of financial instruments

Except for direct and indirect investments in TMAR, the market values of the main financial instruments are similar to the book values, shown as follows:

		09/30/05
		Parent Company		Consolidated
		Book	Market	Book	Market
		value	value	value	value
(i)	Marketable securities	2,287,870	2,287,870	3,780,264	3,780,264
(ii)	Loans and financing	2,745,808	2,738,989	9,143,596	9,117,448
(ii)	Debentures	1,286,546	1,288,883	1,286,546	1,288,883
(iii)	Direct and indirect investments in TMAR	8,835,062	13,720,325

		06/30/05
		Parent Company		Consolidated
		Book	Market	Book	Market
		value	value	value	value
(i)	Marketable securities	2,124,855	2,124,855	3,925,601	3,925,601
(ii)	Loans and financing	2,990,831	2,936,981	9,865,648	9,781,821
(ii)	Debentures	1,226,164	1,245,577	1,226,164	1,245,577
(iii)	Direct and indirect investment in TMAR	8,651,489	13,321,362

(i)         The book values of marketable securities at September 30, 2005 and June 30, 2005 are similar to their fair value, because they are recorded at realizable value.

(ii)        The fair values of loans, financing and debentures were calculated according to the present value of these financial instruments, considering the interest rate usually charged for operations with similar risks and maturity dates.

(iii)        The fair value of the investment in TMAR was calculated based on the closing quotation on the BOVESPA on the last business day of the quarter. The market value of investments in privately held subsidiaries has not been estimated, since there is no active market for such papers. It should also be noted that the market value calculated based on stock exchange quotations arises from transactions between minority shareholders and does not necessarily correspond to the value that could be obtained in connection with a transaction to transfer TNL’s controlling interest in TMAR.

24        Employee Benefits

(a)        Private pension plans

Fundação Sistel de Seguridade Social ("SISTEL") is a private, non-profit pension plan created on November, 1977, with the purpose of establishing private plans for granting assistance or benefits, supplementing the retirement benefits assured by the Federal Government to SISTEL sponsored employees and their families.

TNL and its subsidiaries TMAR and Oi sponsor defined benefit (PBS-A and PBS-Telemar) and defined contribution (TelemarPrev) private pension plans.

Pursuant to Art. 33 of Complementary Law 109 of May 29, 2001, the Executive Board of SISTEL filed in October 2004 a request to transfer to Fundação Atlântico de Seguridade Social the management of PBS-Telemar and TelemarPrev. The Fundação was formed by TMAR and authorized to start activities on January 12, 2005 by the Secretariat for Complementary Pensions.

Starting March 2005, TMAR and Oi contribute to the Fundação Atlântico de Seguridade Social. Such contributions totaled R$ 5,918 for the period ended September 30, 2005.

(b)        Employees’ profit sharing

The profit sharing plan was started in 1999 to incentive employees to meet their individual and corporate targets, improving the return on investment for shareholders. The plan becomes effective when the economic added value (indicators of profit before interest, income tax, depreciation and amortization, in addition to indicators of economic value added) targets, among other performance indicators, are met.

At September 30, 2005, subsidiaries TMAR and Oi recorded provisions based on the best estimate of the accomplishment of these targets, in the total amount of R$ 48,600 (consolidated). During the period ended September 30, 2004, subsidiaries TMAR, OI and TNL Contax recorded provisions in the total amount of R$ 97,248.

Differences between the amounts provided for and those shown in the statements of income refer to reversals or changes in prior year estimates at the time of actual payment in 2005.

25        Related Party Transactions – Parent Company

Related party transactions are carried out at the same terms, prices and other conditions as transactions with third parties. The most significant related party transactions are summarized below:

	09/30/05
	TMAR	TNL.Net	TNL Trading	TNL PCS Partici- pações	HiCorp	Telemar Telecomu- nicações	Total
Assets
Debentures	928,803						928,803
Dividends and interest on own capital	263,559					60,310	323,869
Other assets	5,668						5,668
	1,198,030					60,310	1,258,340

Liabilities
Loans and financing		3,613			87,281	1,953	92,847

Revenues
Interest income	182,538		1,047	24		813	184,422

Costs and expenses
Financial		(471)	(45)		(8,237)		(8,753)

		(471)	(45)		(8,237)		(8,753)

	06/30/05
				Telemar
	TMAR	TNL.Net	HiCorp	Telecomunicações	Total
Assets
Debentures	1,359,307				1,359,307
Dividends and interest on own capital	155,167			25,500	180,667
Other assets	5,241				5,241

	1,519,715			25,500	1,545,215

Liabilities
Loans and financing		3,483	74,006	45,301	122,790

	09/30/04
	TMAR	TNL. Net	TNL Trading	TNL PCS Participações	HiCorp	TNL Contax	Total
Revenues
Interest income	260,519	5,888		33	6,886	8,311	281,637

Costs and expenses
General and administrative	(521)						(521)
Financial	(20)		(112)		(641)		(773)

	(541)		(112)		(641)		(1,294)

(a)        Credit lines extended by the parent company

Credit lines extended by TNL to its subsidiaries are designed to provide them with working capital for operating activities, bearing interest at the CDI rate plus 1.5% p.a.. In February 2004, the Boards of Directors of TNL and TMAR approved the acquisition of simple, non-convertible debentures, remunerated at 100% of the variation of the CDI rate, plus a 1.5% p.a. spread.  The debentures mature in 60 months and are recorded in “Long-term assets”.

(b)       Loan contracts with BNDES

In December 1999, some of the former 16 subsidiaries fixed-line telephone operators merged into TMAR signed loan contracts with BNDES, the controlling shareholder of BNDESPar, which holds 25% of the voting capital of Telemar Participações S.A. The total amount of these loans was R$ 400,000, with maturity dates in December 2000 and bearing interest at the SELIC rate plus 6.5% per year.  In December 2000, these contracts were renegotiated and replaced with two new contracts, providing a credit line of up to R$ 2,700,000, with the interest rate of the contract in local currency based on TJLP and the contract in foreign currency (BNDES Currency Basket) based on BNDES floating interest rates, plus 3.85% p.a.. Interest was due on a quarterly basis up to January 2002, and is due on a monthly basis from February 2002 to January 2008. Of the total amount, 30% was withdrawn directly from BNDES and the remaining 70% from a group of banks. Banco Itaú and Banco do Brasil were the leaders of a consortium which also included Bradesco, Banco Alfa, Unibanco, Citibank, Safra, Votorantim, Sudameris and Santander.  Since 2002 there have been no withdrawals from this credit line, which started to be amortized in January 2002.

At September 30, 2005, the balance of this credit line shown in the balance sheet totals R$ 1,258.6 million (06/30/05 - R$ 1,402.7 million). From December 2003 to June 2005, TMAR and Oi withdrew    R$ 609,635 and R$ 585,000, respectively, relating to new loan agreements signed with BNDES in October 2003, September 2004 and July 2005, for the total amount of  R$ 1,400.945. The funds will be used to expand the telecommunication networks and introduce operating improvements.

(c)        Rental of transmission infrastructure

AIX renders services to TMAR relating to the rental of ducts for transmission of traffic originated by CSP 31 outside Region I local network . During the 3 period ended September 30, 2005, such costs added up to R$ 18,925 (09/30/04 - R$ 15,414 ) and are stated as “Rental and insurance” in Note 3.

(d)        Cellular platform rental - WLL

As described in Note 3, TMAR has a contract for rental of the network with Oi to render fixed-line telephone services via the Wireless Local Loop  - WLL technology.

(e)       Main transactions between subsidiaries (amounts for the period ended September 30, 2005)

The main transactions charged by TMAR to Oi refer to the rental of dedicated lines (R$ 55,889), interconnection (R$ 67,085), telecommunications and 0800 services (R$ 9,308), co-billing (R$ 8,298) and rental of infrastructure, towers, circuits, and 102 platform (R$ 14,087).

The main services charged by Oi to TMAR are remuneration for the use of network (R$ 472,171), EILD rental (R$ 35,587), and rental of cellular platform for the provision of fixed-line services in certain locations on WLL (Wireless Local Loop).

TMAR charges Oi Internet with rental of dial-up traffic infrastructure to access the internet, in the amount of  R$ 10,488.

TNL Contax renders call center services to TMAR and Oi, in the amount of R$ 243,251 and R$ 59,664, respectively, sales support and commissions to TMAR, in the amount of R$ 72,636, as well as tele-collection in the amount of R$ 58,301.

TMAR rents dedicated lines to Pegasus, totaling R$ 39,389.  Outstanding loan receivable balances amounting to R$ 14,805 refer to credits receivable from AIX.

TMAR charges HiCorp with commissions on dial-up traffic in its network (R$ 227,337).

26        Insurance

Assets and responsibilities of material value and/or high risk are covered by insurance. TNL and its subsidiaries hold insurance policies which guarantee coverage for material damage and loss of revenue arising from such damages (loss of profits), etc. Management considers the insured amount to be sufficient to guarantee full protection of its net worth and operating continuity, as well as the rules established in the Concession Agreement.

1 – CVM CODE 01765-5	2 – COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 – CNPJ 02.558.134/0001-58

06.01 – CONSOLIDATED BALANCE SHEET – ASSETS (REAIS THOUSAND)

1 – CODE	2 - DESCRIPTION	3 – 09/30/2005	4- 06/30/2005
1	TOTAL ASSETS	26,946,746	26,896,361
1.01	CURRENT ASSETS	9,990,918	9,708,063
1.01.01	CASH AND CASH EQUIVALENTS	3,838,560	3,938,998
1.01.02	ACCOUNTS RECEIVABLE	3,566,976	3,491,183
1.01.03	INVENTORIES	208,416	209,500
1.01.04	OTHER	2,376,966	2,068,382
1.01.04.01	DEFERRED AND RECOVERABLE TAXES	1,550,159	1,235,121
1.01.04.02	ADVANCES TO EMPLOYEES	18,350	19,795
1.01.04.03	ADVANCES TO SUPPLIERS	207,563	265,266
1.01.04.04	PREPAID EXPENSES	400,329	355,774
1.01.04.05	OTHER	200,565	192,426
1.02	LONG-TERM ASSETS	2,633,090	2,544,617
1.02.01	SUNDRY CREDITS	1,559,499	1,526,452
1.02.01.01	DEFERRED AND RECOVERABLE TAXES	1,559,499	1,526,452
1.02.02	RELATED PARTIES	14,805	14,866
1.02.02.01	SUBSIDIARIES	14,805	14,866
1.02.03	OTHER	1,058,786	1,003,299
1.02.03.01	JUDICIAL DEPOSITS	663,011	601,909
1.02.03.02	TAX INCENTIVES	46,403	46,403
1.02.03.03	PREPAID EXPENSES	242,169	246,423
1.02.03.04	CREDITS RECEIVABLE	106,591	107,957
1.02.03.05	OTHER	612	607
1.03	PERMANENT ASSETS	14,322,738	14,643,681
1.03.01	INVESTMENTS	182,290	201,755
1.03.01.01	ASSOCIATED COMPANIES	1,491	677
1.03.01.02	SUBSIDIARIES	168,889	187,655
1.03.01.03	OTHER INVESTMENTS	11,910	13,423
1.03.02	PROPERTY, PLANT AND EQUIPMENT	13,697,355	13,981,860
1.03.03	DEFERRED CHARGES	443,093	460,066

1 – CVM CODE 01765-5	2 – COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 – CNPJ 02.558.134/0001-58

06.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDERS’ EQUITY (REAIS THOUSAND)

1 - CODE	2 - DESCRIPTION	3 – 09/30/2005	4- 06/30/2005
2	TOTAL LIABILITIES	26,946,746	26,896,361
2.01	CURRENT LIABILITIES	7,998,598	7,662,351
2.01.01	LOANS AND FINANCING	3,012,511	3,019,668
2.01.02	DEBENTURES	1,286,546	1,226,164
2.01.03	SUPPLIERS	1,492,041	1,522,435
2.01.04	TAXES AND CONTRIBUTIONS	1,473,210	1,232,257
2.01.04.01	NON FINANCED TAXES	1,358,838	1,120,617
2.01.04.02	TAX REFINANCING PROGRAM (REFIS)	114,372	111,640
2.01.05	DIVIDENDS PAYABLE	414,010	386,950
2.01.06	PROVISIONS FOR CONTINGENCIES	0	0
2.01.07	RELATED PARTIES	0	0
2.01.08	OTHER	320,280	274,877
2.01.08.01	PAYROLL AND RELATED ACCRUALS	164,706	147,236
2.01.08.02	AMOUNT PAYABLE TO ACQUIT PEGASUS	62,327	70,331
2.01.08.03	OTHER LIABILITIES	93,247	57,310
2.02	LONG-TERM LIABILITIES	8,873,492	9,505,857
2.02.01	LOANS AND FINANCING	6,131,085	6,845,980
2.02.02	DEBENTURES	0	0
2.02.03	PROVISIONS FOR CONTINGENCIES	1,872,072	1,780,347
2.02.04	RELATED PARTIES	0	0
2.02.05	OTHER	870,335	879,530
2.02.05.01	NON FINANCED TAXES	4,785	5,816
2.02.05.02	TAX REFINANCING PROGRAM (REFIS)	834,193	842,083
2.02.05.03	OTHER LIABILITIES	31,357	31,631
2.03	DEFERRED INCOME	23,432	25,613
2.03.01	NEGATIVE GOODWILL ON THE ACQUISITION OF AIX, NET	20,965	22,578
2.03.02	REVENUES RECEIVED IN ADVANCE	2,467	3,035
2.04	MINORITY INTERESTS	1,907,860	1,873,031
2.05	SHAREHOLDERS’ EQUITY	8,143,364	7,829,509
2.05.01	PAID-IN CAPITAL	4,315,465	4,315,465
2.05.01.01	CAPITAL	4,688,731	4,688,731
2.05.01.02	TREASURY SHARES	(373,266)	(373,266)
2.05.02	CAPITAL RESERVES	20,135	20,135
2.05.04	EARNINGS RESERVES	3,292,074	3,279,189
2.05.04.01	LEGAL RESERVE	94,947	94,947
2.05.04.02	OTHER EARNINGS RESERVES	3,197,127	3,184,242
2.05.04.02.01	INVESTMENT RESERVE	3,197,127	3,184,242
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	515,690	214,720

1 – CVM CODE 01765-5	2 – COMPANY NAME TELE NORTE LESTE PARTICIPAÇÕES S/A	3 – CNPJ 02.558.134/0001-58

07.01 – CONSOLIDATED STATEMENT OF INCOME (REAIS THOUSAND)

1 – CODE	2 – DESCRIPTION	3 - From 07/01/2005 to 09/30/2005	4 - From 01/01/2005 to 09/30/2005	5 - From 07/01/2004 to 09/30/2004	6 - From 01/01/2004 to 09/30/2004
3.01	GROSS REVENUES FROM SALES AND/OR SERVICES	6,031,472	17,484,147	5,673,473	16,133,679
3.02	DEDUCTIONS	(1,797,226)	(5,122,237)	(1,589,352)	(4,562,374)
3.03	NET REVENUES FROM SALES AND/OR SERVICES	4,234,246	12,361,910	4,084,121	11,571,305
3.04	COST OF GOODS AND/OR SERVICES SOLD	(2,193,284)	(6,480,858)	(2,357,868)	(6,699,130)
3.05	GROSS PROFIT	2,040,962	5,881,052	1,726,253	4,872,175
3.06	OPERATING EXPENSES/INCOME	(1.535.366)	(4,509,979)	(1,349,100)	(4,017,263)
3.06.01	SELLING	(684,896)	(1,963,427)	(484,732)	(1,444,217)
3.06.02	GENERAL AND ADMINISTRATIVE	(265,161)	(780,959)	(252,226)	(713,174)
3.06.03	FINANCIAL INCOME (ESPENSE)	(401,286)	(1,187,196)	(417,587)	(1,286,065)
3.06.03.01	FINANCIAL INCOME	217,650	701,019	182,519	490,096
3.06.03.02	INTEREST EXPENSE	(618,936)	(1,888,215)	(600,106)	(1,776,161)
3.06.04	OTHER OPERATING INCOME	28,539	374,871	192,973	509,943
3.06.05	OTHER OPERATING EXPENSES	(209,471)	(945,651)	(382,573)	(1,086,985)
3.06.06	EQUITY ADJUSTMENTS	(3,091)	(7,617)	(4,955)	3,235
3.07	OPERATING RESULT	505,596	1,371,073	377,153	854,912
3.08	NON OPERATING RESULT	11,790	(13,630)	(1,977)	(3,398)
3.08.01	INCOME	5,427	8,481	2,641	53,757
3.08.02	EXPENSES	6,363	(22,111)	(4,618)	(57,155)
3.09	NET INCOME BEFORE TAXES/INTERESTS	517,386	1,357,443	375,176	851,514
3.10	PROFISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(158,362)	(407,231)	(116,901)	(122,691)
3.11	DEFERRED INCOME TAX	24,137	(17,486)	(47,068)	(147,288)
3.12	STATUTORY PROFIT SHARING/CONTRIBUTIONS	0	0	0	0
3.12.01	INTERESTS	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON OWN CAPITAL	0	0	0	0
3.14	MINORITY INTERESTS	(82,191)	(234,989)	(51,902)	(123,544)
3.15	NET INCOME/LOSS FOR THE PERIOD	300,970	697,737	159,305	457,991
	AMOUNT OF SHARES, EX-TREASURY (thousand)	382,121	382,121	381,629	381,629
	EARNINGS PER SHARE	0.78763	1.82596	0.41743	1.20009
	LOSS PER SHARE	0	0	0	0